Form 20-F
period 2025-12-31
Kandi Technologies Group, Inc.
filed 2026-04-28
CIK 1720250

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

An aggregate of 84,782,499 ordinary shares issued and 82,705,365 ordinary shares outstanding, par value $0.001 per share, as of December 31, 2025.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

SPECIAL NOTE REGARDING FORWARD -LOOKING STATEMENTS

This annual report on Form 20-F (the “Annual Report”) contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These include statements about our expectations, beliefs, intentions or strategies for the future, which we indicate by words or phrases such as “anticipate,” “expect,” intend,” “plan,” “will,” “we believe,” “our company believes,” management believes” and similar language. These forward-looking statements are based on our current expectations and are subject to certain risks, uncertainties and assumptions, including those set forth in the discussion under “Item 3. Key Information-Risk Factors”, “Item 4 Information on the Company-Business Overview”, and “Item 5. Operating and Financial Review and Prospects”. Our actual results may differ materially from results anticipated in these forward-looking statements. We base our forward-looking statements on information currently available to us, and we assume no obligation to update them. In addition, our historical financial performance is not necessarily indicative of the results that may be expected in the future and we believe such comparisons cannot be relied upon as indicators of future performance.

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

ii

DEFINED TERMS

Except as otherwise indicated in this Annual Report, references to

●	“China”, or “PRC” refers to the People’s Republic of China.

●	“China Battery Exchange” refers to China Battery Exchange (Zhejiang) Technology Co., Ltd.

●	“Continental” refers to Continental Development Limited

●	“Hengrun” refers to Hunan Hengrun Automobile Co., Ltd.

●	“Hainan Kandi Holding” refers to Hainan Kandi Holding New Energy Technology Co., Ltd.

●	“Jiangxi Huiyi” refers to Jiangxi Province Huiyi New Energy Co., Ltd.

●	“Kandi BVI”, “Kandi Technologies”, or the “Company”, refers to Kandi Technologies Group, Inc., a British Virgin Islands company.

●	“Kandi Innovation” refers to Kandi Electric Innovation, Inc., a Nevada company.

●	“Kandi Hainan” refers to Kandi Electric Vehicles (Hainan) Co., Ltd.

●	“Kandi Canada” refers to Kandi Technologies Canada, Inc.

●	“NGI” refers to Northern Group, Inc.

●	“Kandi Investment” refers to Kandi America Investment, LLC.

●	“Kandi New Energy” refers to Jinhua Kandi New Energy Vehicles Co., Ltd.

●	“Kandi Smart Battery Swap” refers to Zhejiang Kandi Smart Battery Swap Technology Co., Ltd., formerly known as Jinhua An Kao Power Technology Co., Ltd., or “Jinhua An Kao”.

●	“PRC operating entities” refers to Kandi Technologies’ subsidiaries, including Zhejiang Kandi Technologies, China Battery Exchange, Kandi New Energy, Kandi Smart Battery Swap, Yongkang Scrou, Kandi Hainan, Jiangxi Huiyi, and Hainan Kandi Holdings New Energy Technology, Co., Ltd.

●	“Rawrr” refers to Rawrr, Inc., a California corporation.

●	“RMB” and “Renminbi” both refer to the legal currency of China.

●	“Ruiheng” refers to Zhejiang Ruiheng Technology Co., Ltd.

●	“SC Autosports” refers to SC AutoSports, LLC., formerly known as Sportsman Country, LLC

●	“US$”, “U.S. dollars”, “$”, and dollars” all refer to the legal currency of the United States.

●	“We,” “us,” “our,” “Kandi,” or the “Company” are to the combined businesses of Kandi Technologies Group, Inc.

●	“Yongkang Scrou” refers to Yongkang Scrou Electric Co., Ltd.

●	“Zhejiang Kandi Technologies” refers to Zhejiang Kandi Technologies Group, Co. Ltd., formerly known as Zhejiang Kandi Vehicles Co., Ltd., or “Kandi Vehicles”.

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

On May 13, 2021, the PCAOB proposed a new rule for implementing the HFCAA. Among other things, the proposed rule provides a framework for the PCAOB to use when determining, under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The proposed rule would also establish the manner of the PCAOB’s determinations; the factors the PCAOB will evaluate and the documents and information it will consider when assessing whether a determination is warranted; the form, public availability, effective date, and duration of such determinations; and the process by which the board of the PCAOB can modify or vacate its determinations. The proposed rule was adopted by the PCAOB on September 22, 2021, and approved by the SEC on November 5, 2021.

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

While the HFCAA is not currently applicable to the Company because the Company’s current auditors are subject to PCAOB review, if this changes in the future for any reason, the Company may be subject to the HFCAA. The implications of this regulation if the Company were to become subject to it are uncertain. Such uncertainty could cause the market price of our ordinary shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on Nasdaq earlier than would be required by the HFCAA. If our ordinary shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase the ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of the ordinary shares.

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

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Transfer of Data, which took effect on September 1, 2022. These measures aim to regulate cross-border transfers of data, requiring, among other things, that data processors that provide data overseas apply to the CAC for security assessments if: (i) data processors provide important data to overseas parties; (ii) critical information infrastructure operators and data processors process personal information of more than one million individuals provide personal information to overseas parties; (iii) data processors that have cumulatively provided personal information of 100,000 people or sensitive personal information of 10,000 people to overseas parties since January 1 of the previous year provide personal information to overseas parties; and (iv) other scenarios required by the CAC to apply for security assessments are met.

In addition, these measures require data processors to carry out self-assessments of risks of providing data to overseas parties before applying to the CAC for security assessments. According to the Provisions on Promoting and Regulating Cross-border Data Flows, which was promulgated by the CAC on March 22, 2024 and came into effect on the same day, if relevant departments or jurisdictions have not informed the data handlers or publicly announced that the data are important data, data handlers are not required to undergo security assessment for cross-border data provision.

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

CSRC Filing Requirements

On February 17, 2023, the China Securities Regulatory Commission, or the “CSRC”, promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which took effect on March 31, 2023, laying out specific filing requirements for overseas listing and offering by PRC domestic companies and include unified regulation management and strengthening regulatory coordination. The Trial Measures emphasized several aspects, which include but are not limited to: (1) criteria to determine whether an issuer will be required to go through the filing procedures under the Trial Measures; (2) exemptions from immediate filing requirements for issuers including those that have already been listed or registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures; (3) a negative list of types of issuers banned from listing or offering overseas, such as issuers whose affiliates have been recently convicted of bribery and corruption; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their shareholders for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation. Because we are already publicly listed in the U.S., the Trial Measures do not impose additional regulatory burden on us beyond the obligation to report to the CSRC any future offerings of our securities, or material events such as a change of control or delisting. As the Trial Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, there is uncertainty that if we are subject to such filing requirements under the Trial Measures, we will be able to get clearance from the CSRC in a timely fashion.

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

Risk Factor Summary

The following are some material risks, any of which could have an adverse effect on our business financial condition, operating results, or prospects.

●	Risks Relating to Our Business

○	Our future growth is dependent upon consumers’ willingness to adopt our products

○	Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our products;

○	Our business depends substantially on the continuing efforts of our executive officers, and our business may be severely disrupted if we lose their services;

○	Our U.S. and PRC operating entities may be subject to product liability claims or recalls which could be expensive, damage our reputation or result in a diversion of management resources;

○	We and our PRC operating entities retain certain personal information about our customers and may be subject to various privacy and consumer protection laws;

○	Our PRC operating entities’ business will be adversely affected if we are unable to protect our intellectual property rights from unauthorized use or infringement by third parties;

○	Our PRC operating entities’ vehicles make use of lithium-ion battery cells, which have the potential to catch fire or vent smoke and flame. This may lead to additional concerns about batteries used in automotive applications;

○	Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines;

○	Our high concentration of sales to relatively few customers and supplies from relatively few suppliers may result in significant impact on our liquidity, business, results of operations and financial condition;

○	Our facilities or operations could be damaged or adversely affected as a result unpredictable events;

○	If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock;

●	Risks Related to Doing Business in China

○	Substantial uncertainties and restrictions on the political and economic policies of the PRC government, PRC laws and regulations which can change quickly with little advance notice, and Chinese government’s tendency to intervene or influence the Company’s operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could have a significant impact upon the business that we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition; may restrict the level of legal protections to foreign investors and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless;

○	Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with China-based operations, all of which could increase our compliance costs, subject us to additional disclosure requirements;

○	Compliance with China’s new Data Security Law, Measures on Cybersecurity Review, Personal Information Protection Law (second draft for consultation), regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business. The filing with the China Securities Regulatory Commission (“CSRC”) in connection with future offerings is required under the Trial Measures, and, we may be subject to penalties if we are not able to timely file;

○	It may be difficult for U.S. regulators, such as the Department of Justice, the SEC, and other authorities, to conduct investigation or collect evidence within China;

○	The economy of China had experienced unprecedented growth. This growth has slowed in the recent years, and if the growth of the economy continues to slow or if the economy contracts, our financial condition may be materially and adversely affected;

○	Fluctuations in exchange rates could adversely affect our business and the value of our securities;

○	Investors may experience difficulties in effecting service of legal process, enforcing judgements or bringing original actions based on United States or foreign laws against us or our management;

●	Risks Associated with the Export of Kandi Electric Vehicles to and sale in the United States

○	Failures in our U.S. business may present a risk of significant losses to our business;

○	The United States has strict environmental laws and regulations which may cause us to expend significant sums to comply with such laws and regulations;

○	Our short-term financial performance may suffer due to our investment in expanding our presence and sales in the United States;

○	Lack of authorized dealers and absence of after-sales maintenance may adversely affect our business in the United States;

●	Risks Relating to Ownership of Our Securities

○	Our stock price may be volatile, which may result in losses for our shareholders;

○	We do not anticipate paying cash dividends to our common shareholders;

○	The limitation of monetary liability against our directors, officers and employees under BVI Law and the existence of statutory indemnification rights of our directors, officers and employees may result in substantial expenditures by our company and may discourage lawsuits against our directors, officers and employees;

○	We may require additional capital, and the sale of additional shares or other equity securities could result in additional dilution to our shareholders;

○	Our business is subject to changing regulations related to corporate governance and public disclosure that may increase both our costs and the risk of noncompliance;

○	Techniques employed by manipulative short sellers in Chinese small cap stocks may drive down the market price of our ordinary shares.

●	Risks Relating to Being a Foreign Private Issuer

○	BVI companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

○	Kandi BVI’s Amended and Restated Articles of Association provide for the exclusive jurisdiction of the Courts of the British Virgin Islands for substantially all disputes between Kandi BVI and its shareholders, which could limit the shareholders’ ability to obtain a favorable judicial forum for disputes with Kandi BVI or its directors, officers, other employees or shareholders.

○	As a foreign private issuer, Kandi BVI is permitted to, and Kandi BVI may in the future choose to follow certain corporate governance practices in accordance with British Virgin Island law in lieu of certain NASDAQ requirements applicable to U.S. issuers. As a result, Kandi BVI’s members may not have the protections afforded by these corporate governance requirements, which may make its ordinary shares less attractive to investors or otherwise harm the trading price or value of its ordinary shares.

○	As a foreign private issuer, Kandi BVI will not be required to provide its shareholders with the same information as Kandi would if Kandi remained a U.S. public issuer and, as a result, you may not receive as much information about Kandi BVI as you did about Kandi and you may not be afforded the same level of protection as a shareholder of Kandi BVI under applicable laws and the Kandi BVI memorandum and articles of association as you were as a shareholder of Kandi under applicable laws and the Kandi certificate of incorporation and bylaws.

Risks Relating to Our Business

Our future growth is dependent upon consumers’ willingness to adopt our products.

Our PRC operating entities’ growth is highly dependent upon the adoption by consumers of, and they are subject to the risk of any reduced demand for alternative fuel vehicles in general and EVs and pure electric off-road vehicles in particular. The market for alternative fuel vehicles and pure electric off-road vehicles is relatively new and rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. If the market for EVs and pure electric off-road vehicles in China does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be harmed.

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

Our PRC and U.S. operating entities may be subject to lawsuits resulting from injuries or damages associated with the use of the vehicles that they sell or produce. We may incur losses relating to these claims or the defense of these claims. While our PRC and U.S. operating entities do maintain product liability insurance, there is a risk that claims or liabilities will exceed our insurance coverage. In addition, we cannot assure the insurance our PRC and U.S. operating entities currently maintain will continue to be available on commercially reasonable terms; therefore, we may be unable to retain adequate liability insurance in the future.

Our operating entities in PRC or in U.S. may also be involved in recalls of our vehicles. The vehicles we manufactured may prove to be defective, or our operating entities may voluntarily initiate a recall or make payments related to such claims as a result of various industry or business practices or the need to maintain good customer relationships. Such a recall would result in a diversion of resources, extra expenditure on the funds, or damage to our reputation. Any product liability claim brought against us could have a material adverse effect on the results of our operations.

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

The protection provided by patent laws is and will be important to our future opportunities. However, such patents and agreements and various other measures we take to protect our intellectual property from use by others may not be effective for various reasons, including the following:

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

Existing trademark and trade secret laws and confidentiality agreements only afford limited protection. In addition, the laws of some countries, such as PRC, do not protect our proprietary rights to the same extent as do the laws of the United States, which can lead to more unauthorized use of our intellectual property.

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

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property rights, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources and management attention.

We may also face claims that our use of technology licensed or otherwise obtained from a third party infringes the rights of others, under such cases we may not be allowed to continue using such technology and selling our inventories containing such technology. In such cases, we may seek indemnification from our licensors/suppliers under our contracts with them. However, indemnification may be unavailable or insufficient to cover our costs and losses, depending on our use of the technology, whether we choose to retain control over conduct of the litigation, and other factors. In addition, we may have to find substitute to keep using similar technology to our products, which may be time-consuming and costly, if not impossible, upon such period our sales or manufacture of certain products may be negatively influenced.

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

These events have raised concerns about batteries used in EV products and pure electric off-road vehicles applications. To address these questions and concerns, a number of battery cell manufacturers are pursuing alternative lithium-ion battery cell chemistries to improve safety. Our PRC operating entities may have to recall their vehicles or participate in a recall of a vehicle that contains their battery packs, or redesign their battery packs, which would be time-consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications or any future incident involving lithium-ion cells such as a vehicle or other fire, even if such incident does not involve us, could seriously harm our business.

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

The business operations of our PRC operating entities generate noise, wastewater, gaseous byproduct and other industrial waste. Our PRC operating entities are required to comply with all national and local regulations regarding the protection of the environment. Our PRC operating entities are in compliance with current environmental protection requirements and have all necessary environmental permits to conduct our business. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. Additionally, if our PRC operating entities fail to comply with present or future environmental regulations, they may be required to pay substantial fines, suspend production or cease operations. Any failure by our PRC operating entities to control the use of, or to adequately restrict the unauthorized discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions to our business operations. Certain laws, ordinances and regulations could limit our ability to develop, use, or sell our products.

Our high concentration of sales to relatively few customers may result in significant impact on our liquidity, business, results of operations and financial condition.

As of December 31, 2025 and 2024, our operating subsidiaries’ major customers (above 10% of the total revenue), in the aggregate, accounted for 60% and 53%, respectively, of their sales. Due to the concentration of sales to relatively few customers, loss of one or more of these customers will have relatively high impact on their operational results.

Our business is subject to the risk of supplier concentrations.

Our PRC operating entities depend on a limited number of suppliers for the sourcing of major components and parts and principal raw materials. For the years ended December 31, 2025 and 2024, the major suppliers (above 10% of the total purchases) of our operating subsidiaries accounted for 66% and 51% of their purchases, respectively. As a result of this concentration in our supply chain, our operating subsidiaries’ business and operations would be negatively affected if any of their key suppliers were to experience significant disruption affecting the price, quality, availability or timely delivery of their products. The partial or complete loss of these suppliers, or a significant adverse change in our relationship with any of these suppliers, could result in lost revenue, added costs and distribution delays that could harm our business and customer relationships. Disputes with significant suppliers, logistics service providers or independent distributors, including disputes regarding pricing or performance, may also adversely affect our ability to manufacture and/or sell our products, as well as our business or financial results. In addition, concentration in our supply chain can exacerbate our exposure to risks associated with the termination by key suppliers of our distribution agreements or any adverse change in the terms of such agreements, which could have a negative impact on our revenues and profitability.

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

Our EVs and pure electric off-road vehicles may not perform in line with customers’ expectations. For example, our vehicles may not have the durability or longevity of other vehicles in the market and may not be as easy and convenient to repair as other vehicles in the market. Any product defects or any other failure of our vehicles to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

In addition, the range of our vehicles on a single charge declines principally as a function of usage, time and charging patterns as well as other factors. For example, a customer’s use of his or her EVs and pure electric off-road vehicles as well as the frequency with which he or she charges the battery can result in additional deterioration of the battery’s ability to hold a charge.

Furthermore, our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. While we have performed extensive internal testing on our vehicles’ software and hardware systems, we have a limited frame of reference by which to evaluate the long-term performance of our systems and vehicles. There can be no assurance that we will be able to detect and fix any defects in the vehicles prior to their sale to consumers. If any of our vehicles fail to perform as expected, we may need to delay deliveries, initiate product recalls and provide services or updates under warranty at our expense, which could adversely affect our brand in our target markets and could adversely affect our business, prospects and results of operations.

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

Kandi Technologies’ business operations conducted through our PRC operating entities may be adversely affected by the current and future political environment in the PRC. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. The Chinese government exerts substantial influence and control over the manner in which we must conduct our business activities. Our PRC operating entities’ ability to operate in China may be adversely affected by changes in Chinese laws and regulations. Under the current government leadership, the government of the PRC has been pursuing reform policies which have adversely affected China-based operating companies whose securities are listed in the United States, with significant policies changes being made from time to time without notice. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements. Only after 1979 did the Chinese government begin to promulgate a comprehensive system of laws that regulate economic affairs in general, deal with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, as well as encourage foreign investment in China. Although the influence of the law has been increasing, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Also, because these laws and regulations are relatively new, and because of the limited volume of published cases and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, there have been constant changes and amendments of laws and regulations over the past 30 years in order to keep up with the rapidly changing society and economy in China. Because government agencies and courts provide interpretations of laws and regulations and decide contractual disputes and issues, their inexperience in adjudicating new business and new polices or regulations in certain less developed areas causes uncertainty and may affect our operating entities’ business. Consequently, we cannot predict the future direction of Chinese legislative activities with respect to either businesses with foreign investment or the effectiveness on enforcement of laws and regulations in China. The uncertainties, including new laws and regulations and changes of existing laws, as well as judicial interpretation by inexperienced officials in the agencies and courts in certain areas, may cause possible problems for foreign investors. Although the PRC government has been pursuing economic reform policies for more than two decades, the PRC government continues to exercise significant control over economic growth in the PRC through the allocation of resources, controlling payments of foreign currency, setting monetary policy and imposing policies that impact particular industries in different ways. We cannot assure you that the PRC government will continue to pursue policies favoring a market-oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the PRC. The Chinese government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities being offered. Any adverse changes in Chinese laws and regulations and the Chinese government’s significant oversight and discretion over the conduct of our business could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

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

On March 15, 2019 and December 26, 2019, the National People’s Congress, China’s national legislative body (the “NPC”) approved the Foreign Investment Law, and the PRC State Council approved the Implementation Rules of the Foreign Investment Law, respectively, both came into effect on January 1, 2020. Since they are relatively new, uncertainties exist in relation to their interpretation. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Negative List. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. In accordance with the Foreign Investment Law, the State Council promulgated and approved in 2021 a list of special administrative measures for market access of foreign investments, or the Negative List, which was amended on September 6, 2024 and such amended Negative List became effective as of November 1, 2024. According to the Negative List, where a domestic enterprise engaging in any industries that are “prohibited” under the Negative List intends to issue shares abroad and list for trading, it shall be examined and approved by the relevant competent departments of the state. In addition, foreign investors are prohibited from participating in the management of such enterprise and shall not hold more than 10% equity interest in such enterprise by each foreign investor and its affiliated parties or 30% equity interest by all foreign investors.  Pursuant to the Negative List, the development, manufacture and sale of EVs does not fall within the “prohibited” or “restricted” category. However, since the Negative List has been adjusted and updated frequently in the recent years, we cannot assure you that the aforementioned business of EV manufacturing and sales will continuously be beyond the “prohibited” category. If any of our subsidiaries is “restricted” or “prohibited” from foreign investment under the “Negative List” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, may be required to restructure our business operations, any of which may have a material adverse effect on our business operation and the market price of our ordinary shares.

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

Additionally, China’s Cybersecurity Law requires companies to take certain organizational, technical and administrative measures and other necessary measures to ensure the security of their networks and data stored on their networks. Specifically, the Cyber Security Law provides that China adopts a multi-level protection scheme (MLPS), under which network operators are required to perform obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and prevent network data from being disclosed, stolen or tampered. Under the MLPS, entities operating information systems must have a thorough assessment of the risks and the conditions of their information and network systems to determine the level to which the entity’s information and network systems belong-from the lowest Level 1 to the highest Level 5 pursuant to a series of national standards on the grading and implementation of the classified protection of cybersecurity. The grading result will determine the set of security protection obligations that entities must comply with. Entities classified as Level 2 or above should report the grade to the relevant government authority for examination and approval.

Recently, the Cyberspace Administration of China has taken action against several Chinese internet companies in connection with their initial public offerings on U.S. securities exchanges, for alleged national security risks and improper collection and use of the personal information of Chinese data subjects. According to the official announcement, the action was initiated based on the National Security Law, the Cybersecurity Law and the Measures on Cybersecurity Review, which are aimed at “preventing national data security risks, maintaining national security and safeguarding public interests.” On July 10, 2021, the Cyberspace Administration of China published a revised draft of the Measures on Cybersecurity Review for public comments, expanding the cybersecurity review to data processing operators in possession of personal information of over 1 million users if the operators intend to list their securities in a foreign country. The revised draft requires that, in addition to “operator of critical information infrastructure,” any “data processor” controlling the personal information of no less than one million users that seeks to list on a foreign stock exchange must also be subject to cybersecurity review, and it further elaborates on the factors to be considered when assessing the national security risks of the relevant activities. We do not believe we are among the “operator of critical information infrastructure” or “data processor” as mentioned above. Based on the above and our understanding of the Chinese laws and regulations currently in effect as of the date of this report, we will not be required to submit an application to the CSRC or the CAC for the approval of a future offering and the listing and trading of our securities on the Nasdaq. However, the revised draft of the Measures for Cybersecurity Review is in the process of being formulated and the Opinions remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities. Thus, it is still uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals.

It is unclear at the present time how widespread the cybersecurity review requirement and the enforcement action will be and what effect they will have on our business. China’s regulators may impose penalties for non-compliance ranging from fines or suspension of operations, and this could lead to us delisting from the U.S. stock market.

In addition, on August 20, 2021, the National People’s Congress passed the Personal Information Protection Law, which has been implemented on November 1, 2021. The law creates a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons in China outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The law also proposes that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to-be-set by Chinese cyberspace regulators are also required to store in China personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Lastly, the draft contains proposals for significant fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year.

Interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement. Compliance with the Cybersecurity Law and the Data Security Law could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that our practices, offerings or platform could fail to meet all of the requirements imposed on us by the Cybersecurity Law, the Data Security Law and/or related implementing regulations. Any failure on our part to comply with such law or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing counterparties from contracting with us or result in investigations, fines, suspension or other penalties by Chinese government authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition and results of operations. Even if our practices are not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition and results of operations. Moreover, the legal uncertainty created by the Data Security Law and the recent Chinese government actions could materially adversely affect our ability, on favorable terms, to raise capital, including engaging in follow-on offerings of our securities in the U.S. market.

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

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Transfer of Data, which took effect on September 1, 2022. These measures aim to regulate cross-border transfers of data, requiring, among other things, that data processors that provide data overseas shall apply to the CAC for security assessments if: (i) data processors provide important data overseas; (ii) critical information infrastructure operators or data processors processing personal information of more than one million individuals provide personal information to overseas parties; (iii) data processors that have cumulatively provided personal information of 100,000 people or sensitive personal information of 10,000 people to overseas since January 1 of the previous year, provide personal information to overseas parties; or (iv) other scenarios required by the CAC to apply for security assessments occur. In addition, these measures require data processors to carry out self-assessments of risks of providing data overseas before applying to the CAC for security assessments.

On February 22, 2023, CAC issued the Measures for the Standard Contract for Cross-Border Transfer of Personal Information. If our PRC Operating Entities fail to comply with applicable measures, they may face legal liability under the PRC Personal Information Protection Law, including fines of up to RMB50 million or 5% of annual revenues and may be ordered to suspend related activities or have business licenses revoked. On March 22, 2024, CAC published the Provisions on Promoting and Regulating the Cross-Border Flow of Data (New Provisions), relaxing the existing requirements relating to cross-border data transfers. Prior to the New Provisions, CAC published certain implementing regulations according to the Data Security Law and the Personal Information Protection Law, which required data controllers to report of file their cross-border transfer case with CAC. The New Provisions relax and clarify China’s cross-border data transfer rules by raising thresholds for CAC review, providing safe-harbor exemptions for smaller or necessary transfers, limiting the scope of “important data,” and reducing administrative burdens such as reporting frequency and validity periods.

On February 12, 2025, CAC published the Administrative Measures for Personal Information Protection Compliance Audits, which came into effect on May 1, 2025. According to such measures, the term “compliance audit of personal information protection” refers to the supervisor activities that review and evaluate whether the personal information processing activities performed by personal information processors comply with laws and administrative regulations. Personal information processors that process personal information of more than 10 million individuals shall carry out a compliance audit of personal information protection at least once every two years.

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

The filing with the China Securities Regulatory Commission (“CSRC”) in connection with future offerings is required under the Trial Measures, and, we may be subject to penalties if we are not able to timely file in the event if we have any follow-on offering.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which took effect on March 31, 2023. The Trial Measures emphasized several aspects, which include but are not limited to: (1) criteria to determine whether an issuer will be required to go through the filing procedures under the Trial Measures; (2) exemptions from immediate filing requirements for issuers including those that have already been listed or registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures; (3) a negative list of types of issuers banned from listing or offering overseas, such as issuers whose affiliates have been recently convicted of bribery and corruption; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their shareholders for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation. Because we are already publicly listed in the U.S., the Trial Measures do not impose additional regulatory burden on us beyond the obligation to report to the CSRC any future offerings of our securities, or material events such as a change of control or delisting. As the Trial Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, there is uncertainty that if we are subject to such filing requirements under the Trial Measures, we will be able to get clearance from the CSRC in a timely fashion.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or the Archives Rules, which took effect on March 31, 2023. These rules require companies involved in overseas securities offerings to establish confidentiality systems, protect sensitive information, and retain working papers within China. These provisions apply to all securities listings by PRC enterprises, including our previous Business Combination and any future offerings. Working papers, which generally include due diligence materials and other business records, must remain in China unless special approval is obtained from authorities. Although we have implemented measures to comply with these requirements and believe our operations do not involve sensitive information, the rules are newly introduced and remain subject to interpretation. Any failure to comply could result in fines or other regulatory penalties.

It may be difficult for U.S. regulators, such as the Department of Justice, the SEC, and other authorities, to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with regulatory authorities in the Unities States-including the SEC and the Department of Justice-may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. Currently the management of the Company understand that Article 177 does not apply to the Company and will not negatively influence the authorities, such as the SEC, or the Department of Justice, to conduct investigation or collect evidence towards us. However, since the PRC Securities Law is relatively new and detailed interpretation of or implementation rules under Article 177 have been limited, we cannot assure you that the PRC legislative authority will have the same understanding as us and the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests.

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

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCAA”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the Company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the Company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over-the-counter trading market in the U.S. On December 18, 2020, the HFCAA was signed into law. The HFCAA has since then been subject to amendments by the U.S. Congress and interpretations and rulemaking by the SEC.

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

Our previous auditor, Kreit & Chiu CPA LLP, and ARK Pro CPA & Co (“ARK”), our current auditor, both are independent registered public accounting firms registered with the PCAOB and are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Both our auditors are subject to inspection by the PCAOB on a regular basis. Our previous and current auditors are not among the firms listed on the PCAOB Determination List issued in December 2021.

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

On December 15, 2022, the PCAOB announced in its 2022 HFCAA Determination Report (the “2022 Report”) its determination that the PCAOB was able to secure complete access to inspect and investigate audit firms in the People’s Republic of China (PRC), and the PCAOB Board voted to vacate previous determinations to the contrary. According to the 2022 Report, this determination was reached after the PCAOB had thoroughly tested compliance with every aspect of the Protocol necessary to determine complete access, including on-site inspections and investigations in a manner fully consistent with the PCAOB’s methodology and approach in the U.S. and globally. According to the 2022 Report, the PRC Authorities had fully assisted and cooperated with the PCAOB in carrying out the inspections and investigations according to the Protocol and have agreed to continue to assist the PCAOB’s investigations and inspections in the future. The PCAOB may reassess its determinations and issue new determinations consistent with the HFCAA at any time.

While the HFCAA and AHFCAA are not currently applicable to the Company because the Company’s current auditors are subject to PCAOB review, if this changes in the future for any reason, the Company may be subject to the HFCAA and AHFCAA. The implications of this regulation if the Company were to become subject to it are uncertain. Such uncertainty could cause the market price of our ordinary shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on Nasdaq earlier than would be required by the HFCAA and AHFCAA. If our ordinary shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase the ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of the ordinary shares.

The economy of China had experienced unprecedented growth. This growth has slowed in recent years, and if the growth of the economy continues to slow or if the economy contracts, our financial condition may be materially and adversely affected.

The rapid growth of the Chinese economy had historically resulted in widespread growth opportunities for industries across China. This growth has slowed in recent years. As a result of the global financial crisis, enterprises are becoming more and more difficult to gain comparable access to the same amounts of capital available in past years, which may have an adverse effect on the business climate and growth of private enterprises in China, including us. An economic slowdown could have an adverse effect on our sales and may increase our costs. Further, if economic growth continues to slow, and if, in conjunction, inflation continues unchecked, our costs would be likely to increase, and there can be no assurance that we would be able to increase our prices to an extent that would offset the increase in our expenses.

In addition, tightened labor markets in our geographic region may result in fewer qualified applicants for job openings in our facilities. Further, higher wages, related labor costs and other increasing cost trends may negatively impact our results.

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

The value of our ordinary shares will be indirectly affected by the foreign exchange rate between U.S. dollars and RMB and between those currencies and other currencies in which our sales may be denominated. Because a material portion of our earnings and cash assets are denominated in RMB, fluctuations in the exchange rate between the U.S. dollar and the RMB will affect our balance sheet and our earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

Investors may experience difficulties in effecting service of legal process, enforcing judgements or bringing original actions based on United States or foreign laws against us or our management.

We, through our PRC operating entities, conduct substantial of our operations in China and most of our assets are located in China. In addition, almost all of our senior executive officers reside in China. As a result, it may not be possible to effect service of process on our senior executive officers within the United States or elsewhere outside China, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our Chinese counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of court orders and final judgments.

From time to time, Kandi is involved in several litigations that we believe to be without merit, some have been dismissed, while others are still pending. We believe we can successfully defend ourselves in such litigations. Moreover, if finally, judgements are made against us, certain plaintiffs may face substantial difficulties in executing such judgement since China does not have treaties with the United States and certain other countries providing for the reciprocal recognition and enforcement of court orders and final judgments.

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

The U.S. government has made statements and taken actions that may lead to potential changes to U.S. and international trade policies towards China. Unfavorable government policies on international trade, such as capital controls or tariffs, could affect the demand for our products and services, impact the competitive position of our products, or prevent us from selling products in certain countries. Furthermore, the application of tariffs or other trade barriers may significantly impact our ability to conduct business internationally, particularly with regard to the sale of electric vehicles (EVs), including battery electric vehicles (BEVs), in regions such as the U.S. and the European Union, where incentives and tax credits for BEVs may also be impacted by trade policy changes. On May 14, 2024, the U.S. government announced higher tariffs on steel and aluminum, semiconductors, electric vehicles, batteries, critical minerals, solar cells, ship-to-shore cranes and medical products. These higher tariffs were based on claims that China has engaged in unfair trade practices. The highest tariffs are applicable to electric vehicles, which will be subject to a tariff rate of 100% from August 1, 2024, an increase from the earlier rate of 25%. Since August 21, 2024, the European Commission imposed higher tariffs on imports of electric vehicles made in China. These new tariffs, which apply across the European Union, range from 17.0% to 36.3%, depending on the OEM that produced the vehicle. Shortly after these higher EU tariffs on Chinese EVs were confirmed by a majority of EU states, China imposed provisional tariffs on brandy imports from EU, with rates of 30.6% or 39%, effective October 11, 2024. Recently, the Trump administration imposed a 25% tariff globally on all the automobiles and parts imported to the U.S., effective on April 4, 2025. On February 1, 2025, a 10% tariff was added on products imported from China. On March 4, 2025, tariff applicable to products made in China was increased to 20%. On April 2, 2025, an additional 34% tariff was imposed universally to Chinese-made products, which increased the applicable overall tariff to 54%. On April 9, 2025, in response to the retaliation tariff announced by China, Trump administration further raised the additional tariff to 84%, and on the same day, a reciprocal duty of 125% was charged to products imported from China, and the final applicable tariff rate reaches 145%. On May 12, 2025, the White House and China’s Ministry of Commerce issued a joint statement committing to reduce reciprocal tariff rates to 10% for a 90-day period. Under the agreement, both parties agreed to fully cancel the higher reciprocal tariffs that had been imposed sequentially starting April 9, 2025. On July 30, 2025, Trump administration signed a presidential proclamation, imposing a 50% tariff on a range of semi-finished copper products and copper-intensive derivative goods, effective August 1, 2025. On November 26, 2025, the US Trade Representative (USTR) extended tariff exclusions on 178 Chinese products until November 10, 2026. The excluded products cover a broad range of industrial materials and equipment, including various types of machinery components and a number of vehicle components. These and similar developments mark increased trade tensions and higher tariff rates which may have a material adverse effect on the sales of some of our customers and result in a material adverse effect on their and our business, financial condition and results of operations.

Additionally, many recent policy updates in the United States, including the Clean Network project initiated by the U.S. Department of State in August 2020, the Entity List regime maintained by the Bureau of Industry and Security (BIS), and the outbound investment restrictions announced by the U.S. government, may have unforeseen implications for our business. For example, on October 9, 2025, China’s Ministry of Commerce announced new export controls on a broad range of lithium-ion battery products, including rechargeable batteries and cathode material-related items. Companies that wish to export the controlled items will have to apply for a license from the State Council’s commerce department before they can export them overseas. These regulatory developments, particularly those targeting Chinese technology and automotive companies, could present challenges for us in maintaining or expanding our presence in international markets.

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

It remains unclear the extent to which additional duties, tariffs and/or other trade restrictions or other similar measures may be imposed by the U.S. or other countries, whether and if any changes to the currently announced tariffs will be applied, how long they may be in effect, the extent to which further retaliatory measures will be imposed, and whether other factors will support a pass through of all or a part of the tariffs to the market. On February 20, 2026, the U.S. Supreme Court held that the Trump administration lacked legal authority to impose certain tariffs under the International Emergency Economic Powers Act and the Trump administration indicated that it intends to impose alternative tariffs or adopt other trade measures. Nonetheless, any new tariffs, import, export, or investment restrictions, or changes in existing trade agreements, particularly if the U.S. government escalates trade tensions or takes retaliatory measures, could negatively affect our business, financial condition, and results of operations.

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

Our automobile product export and overseas operations sections involve import and export currency exchange, insurance, ocean transportation, customs clearance and various other logistical procedures. A loss of trust in any part of the chain can lead to the failure of transactions, which in turn causes huge losses to our enterprise. In the future, the Company will expand its overseas market. Any insufficient assessment of the capital strength and commercial credit of its partners, or any fraud in risk prevention and risk control systems, may cause economic losses for the Company due to its business partners’ breach of contract or even fraud. In short, shipping Kandi electric vehicles and products to the United States may have risks in the U.S. operation and import and export trade process.

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

Chinese auto products have market competition disadvantages in terms of technology content, product structure, product quality and brand influence. It is difficult to reverse the sentiment of “low quality and low price” that has followed Chinese automobiles for a long time, resulting in weakened bargaining power for Chinese auto companies and generally low gross profit margins. Kandi is expanding into the US market and rely on overseas distributors to establish a marketing network and after-sales service guarantee system. All actions require the Company to invest a certain amount of resources. Additionally electric vehicle sales may face a slow growth period. In a certain period of time, the growth of operating income lags behind the increase in sales input. At the same time, the Company cannot predict the direct economic loss caused by an unsatisfactory market expansion caused by the adverse factors of market competition. Cash flows for Kandi, SC Autosports, and Rawrr may be significantly adversely affected by large investments and small revenues in the short term. Therefore, there may be a risk that the short-term financial performance indicators will fall due to factors such as the expansion of resources in overseas markets.

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

Our Ordinary Shares may fall below the minimum bid price as required by The Nasdaq Global Select Market, which could negatively impact the compliance of the listing of our Ordinary Shares.

Our Ordinary Shares are listed on the Nasdaq Global Select Market. In order to maintain our listing, we are required to comply with certain rules, including those regarding minimum share price. If the bid price of our Ordinary Shares below $1.00 per share for 30 consecutive business days, we will be deemed to be non-compliance with the Nasdaq minimum price requirement, as per Nasdaq Listing Rule 5550(a)(2). Recently our Ordinary Shares have been trading below $1.00 per share for a period of trading days.

If the Company fails to maintain a minimum bid price of at least $1.00 per share for the 30 consecutive trading days, we will be notified by the Nasdaq of incompliance and, and provided with a 180-day compliance period to regain the compliance. If the Company fails to regain such compliance within the compliance period, the Company may apply to transfer to the Nasdaq Capital Market for another 180-day compliance period.

The transfer to the Nasdaq Capital Market, if needed, may render the Company less attractive and our exposure to potential investors may be limited. The Company will closely monitor the closing price of our Ordinary Shares; however, we cannot assure you that Kandi Technologies will be able to maintain the closing price of its Ordinary Shares to be at least $1.00 per share.

Our ability to distribute dividends is restricted by PRC Company Law and Foreign Investment Law.

According to the PRC Company Law and Foreign Investment Law, our PRC subsidiary, as a foreign-invested enterprise, or FIE, we may only pay dividends out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. In addition, we are required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50% of its registered capital. The reserve funds are not distributable as cash dividends. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Our ability to distribute dividends may be restricted because of the above-mentioned regulations. We may even cannot distribute dividends if we are suffering loss in certain fiscal year in the future.

We do not anticipate paying cash dividends to our common shareholders.

We presently do not anticipate that we will pay dividends on any of our ordinary shares in the foreseeable future. If payment of dividends does occur at some point in the future, it will be contingent upon our revenues and earnings, if any, capital requirements, and general financial conditions. The payment of any ordinary shares dividends will be within the discretion of our Board. We presently intend to retain all earnings in order to implement our business plan; accordingly, we do not anticipate the declaration of any dividends for ordinary shares in the foreseeable future.

The limitation of monetary liability against our directors, officers and employees under BVI Law and the existence of statutory indemnification rights of our directors, officers and employees may result in substantial expenditures by our company and may discourage lawsuits against our directors, officers and employees.

Our certificate of incorporation does not contain any specific provisions that limit the liability of our directors for monetary damages to the Company or shareholders; however, we are prepared to indemnify our directors and officers to the extent provided for by laws of British Virgin Islands (the “BVI Laws”). We may also include contractual indemnification obligations in our employment agreements with our officers. The foregoing indemnification obligations could result in the Company incurring substantial expenditures to cover the cost of settlement or damage awards against its directors and officers, which we may be unable to recoup. These provisions and resultant costs may also discourage the Company from bringing a lawsuit against directors and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our shareholders against our directors and officers even though such actions, if successful, might otherwise benefit the Company and shareholders.

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

The amendment to Nasdaq’s continued listing requirements could result in our inability to maintain our listing.

On September 3, 2025, Nasdaq proposed to introduce an accelerated process for suspending and delisting companies with a listings deficiency that also have a market value listed securities below $5.0 million. Nasdaq proposes further enhancing investor protections by providing for suspension from Nasdaq trading and immediate delisting (rather than providing a compliance period) of any company that becomes non-compliant with a numeric listing requirement, including the bid price, market value of public float, equity, income and total assets/revenue requirements, and that has a market value of listed securities of less than $5 million. To effect this change, Nasdaq proposes to modify Listing Rule 5810(c)(1) to add an additional type of a deficiency that results in immediate delisting and suspension from trading of the company’s securities. Specifically, Listing Rule 5810(c)(1) will provide that staff’s delisting notice will inform the company that its securities are immediately subject to suspension and delisting when a company is non-compliant with one or more of the listing requirements contained in Rule 5450 or Rule 5550 and the company’s Market Value of Listed Securities has failed to maintain a value of at least $5 million for a period of 10 consecutive business days. Listing Rule 5810(c)(2)(A)(i) currently identifies all quantitative deficiencies from standards that do not provide a compliance period as deficiencies for which a company may submit a plan of compliance for staff review. Nasdaq proposes to modify Listing Rule 5810(c)(2)(A)(i) to provide that the company may not submit such a plan when the company’s Market Value of Listed Securities had been less than $5 million for a period of 10 consecutive business days. Further, Listing Rule 5810(c)(3) currently identifies deficiencies for which the rules provide a specified cure or compliance period. Nasdaq proposes to modify Listing Rule 5810(c)(3) to provide that a company will not be entitled to such cure or compliance period if the company’s Market Value of Listed Securities has failed to maintain a value of at least $5 million for a period of 10 consecutive business days. Finally, Nasdaq proposes to modify Listing Rule 5810(c)(1) to provide that staff’s delisting notice in these circumstances will inform the company that its securities are immediately subject to suspension from trading on Nasdaq. Nasdaq believes that it is not appropriate for such a company to continue trading on Nasdaq during the pendency of the Hearings Panel review process. Instead, Nasdaq proposes to amend Rule 5815 to remove the stay provision in these situations so that the company’s securities will be suspended from trading on Nasdaq during the pendency of the Hearings Panel’s review. (“Strengthened Listing Threshold”).

Even if we currently meet the revised listing requirements, we may be unable to continue to satisfy the newly revised listing requirements and applicable rules on the Nasdaq Global Select Market, which could materially and adversely affect the liquidity, visibility, and overall marketability of our Ordinary Shares. In addition, the Strengthened Listing Threshold may be part of a broader trend of heightened regulatory scrutiny and stricter supervisions for companies with principal operations in China, Hong Kong, and Macau. Currently, it is not clear whether Nasdaq will propose any continue listing rules specifically applicable to companies with principal operations in China, Hong Kong, and Macau, but if that occurs, our ability to conduct future offerings or maintain our listing could be adversely affected if Nasdaq or the SEC implements additional stringent criteria. We may be required to expend significant resources to address any future regulatory changes or concerns, which could divert our management’s attention and resources from our business operations. Any such events could have a material adverse effect on our business, financial condition, and results of operations, and could cause a significant decline in the value of our securities, or our securities could be subject to delisting.

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

Under the laws of the British Virgin Islands, there are some statutory provisions for the protection of minority shareholders under the Act. The principal protection under the Act is that shareholders may bring an action to enforce the memorandum and articles of association of a BVI company. The Act sets forth the procedure to bring such a claim. Shareholders of a BVI Company are entitled to have the affairs of the company conducted in accordance with the general law and the memorandum and articles of association. Pursuant to Kandi BVI’s constitutional documents, the company is obliged to hold an annual general meeting unless the Company elects to rely on the exemption available under the NASDAQ Stock Market by following applicable procedures. BVI companies are not obligated to appoint an independent auditor, and shareholders are not entitled to receive the audited financial statements of the company.

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

Kandi BVI’s Amended and Restated Articles of Association provide for the exclusive jurisdiction of the Courts of the British Virgin Islands for the following civil actions:

●	any derivative action or proceeding brought on behalf of Kandi BVI, including actions arising under the U.S. federal securities laws;

●	any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Kandi BVI to the Kandi BVI or its Members;

●	any action asserting a claim arising pursuant to any provision of British Virgin Islands law or Kandi BVI’s Memorandum or Articles of Association;

●	any action asserting a claim against the Kandi BVI governed by the internal affairs doctrine.

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

As a foreign private issuer, Kandi BVI is permitted to follow certain corporate governance practices in accordance with British Virgin Island laws in lieu of certain NASDAQ requirements, although Kandi BVI is subject to certain independence requirements with respect to its audit committee under NASDAQ rules. NASDAQ listing rules require, inter alia, that (i) a majority of the board of directors of a listed company be comprised of independent directors; (ii) each listed company have an audit committee comprised of at least three members, each of whom must be an independent director; and (iii) each listed company have a compensation committee comprised of at least two members, each of whom must be an independent director.

Under British Virgin Islands law, the directors of Kandi BVI owe to its fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in good faith and in a manner, they believe to be in Kandi BVI’s best interests. The directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to Kandi BVI, the directors must ensure compliance with their articles of association, as amended and restated from time to time.

A foreign private issuer must disclose in its annual reports filed with the SEC each NASDAQ requirement it does not comply with, followed by a description of its applicable home country practice. As a company incorporated in the British Virgin Islands and listed on the NASDAQ, Kandi BVI may in the future choose to follow its home country practice with respect to the composition of Kandi BVI’s board of directors and Nomination and Compensation Committees. Unlike the requirements of the NASDAQ, Kandi BVI is not required to:

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

As a foreign private issuer, Kandi BVI is not required to provide its shareholders with the same information as Kandi would if Kandi remained a U.S. public issuer and, as a result, you may not receive as much information about Kandi BVI as you did about Kandi and you may not be afforded the same level of protection as a shareholder of Kandi BVI under applicable laws and the Kandi BVI memorandum and articles of association as you were as a shareholder of Kandi under applicable laws and the Kandi certificate of incorporation and bylaws.

Kandi BVI is a “foreign private issuer” under the rules and regulations of the SEC. Kandi BVI will remain subject to the mandates of the Sarbanes-Oxley Act, and, as long as the Kandi BVI’s ordinary shares are listed on the NASDAQ, the governance and disclosure rules of that stock exchange. However, as a foreign private issuer, Kandi BVI is exempt from certain rules under the Exchange Act that would otherwise apply if Kandi BVI were a company incorporated in the United States or did not meet the other conditions to qualify as a foreign private issuer. For example:

●	Kandi BVI may include in its SEC filings financial statements prepared in accordance with U.S. GAAP or with IFRS as issued by the IASB without reconciliation to U.S. GAAP;

●	Kandi BVI is not required to provide as many Exchange Act reports, or as frequently or as promptly, as U.S. companies with securities registered under the Exchange Act. For example, Kandi BVI is not required to file current reports on Form 8-K within four business days from the occurrence of specific material events. Instead, Kandi BVI needs to promptly furnish reports on Form 6-K any information that Kandi BVI (a) makes or is required to make public under the laws of the British Virgin Islands, (b) files or is required to file under the rules of any stock exchange or (iii) otherwise distributes or is required to distribute to its shareholders. Unlike Form 8-K, there is no precise deadline by which Form 6-K must be furnished. In addition, Kandi BVI is not required to file its annual report on Form 10-K, which may be due as soon as 60 days after its fiscal year end. As a foreign private issuer, Kandi BVI is required to file an annual report on Form 20-F within four months after its fiscal year end;

●	Kandi BVI is not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	Kandi BVI is not required to conduct advisory votes on executive compensation;

●	Kandi BVI is exempt from filing quarterly reports under the Exchange Act with the SEC;

●	Kandi BVI is not subject to the requirement to comply with Regulation FD, which imposes certain restrictions on the selected disclosure of material information;

●	Kandi BVI is not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

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

Effective March 18, 2026, pursuant to the Holding Foreign Insiders Accountable Act, directors and officers of foreign private issuers, including us, are required to comply with the reporting requirements of Section 16(a) of the Exchange Act. Notwithstanding the foregoing, directors and officers of a “foreign private issuer” remain exempt from Section 16(b) (short -swing profit liability) and Section 16(c) (short sale prohibitions).

Item 4. Information on the Company

A. History and Development of the Company

Kandi Technologies was incorporated under the laws of the State of Delaware on March 31, 2004. Headquartered in Jinhua City, Zhejiang Province, PRC, the Company is one of China’s leading producers and manufacturers of electric vehicle (“EV”) products, EV parts, and off-road vehicles for sale in the Chinese and the global markets. The Company conducts its primary business operations through its wholly-owned subsidiaries, Zhejiang Kandi Vehicles Co., Ltd. (“Kandi Vehicles”), Kandi Vehicles’ wholly and partially-owned subsidiaries, SC Autosports, LLC (“SC Autosports”, d/b/a Kandi America) and its wholly-owned subsidiary, Kandi America Investment, LLC (“Kandi Investment”), and Rawrr. In March 2021, Zhejiang Kandi Vehicles Co., Ltd. changed its name to Zhejiang Kandi Technologies Group Co., Ltd. (“Zhejiang Kandi Technologies”).

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

On December 5, 2025, Kandi Technologies entered into a share transfer agreement (the “Share Transfer Agreement”) with shareholders (“Sellers”) of Rawrr. Pursuant to the Share Transfer Agreement, the Sellers agreed to sell, and the Company agreed to acquire the entire issued share capital of Rawrr, at a consideration of $23.9 million, which is the fair value of Rawrr as valuated by an independent third party, payable in form of Ordinary Shares. On February 6, 2026, the Company issued 17.7 million Ordinary Shares, at a price of $1.35 per share, which is the average closing prices of Ordinary Shares on Nasdaq Stock Market during the ten (10) trading day period immediately preceding the agreed reference date, September 24, 2025. Kenny Hu, director and Chairman of the board of Rawrr, is son of Xiaoming Hu, a director of the Company and beneficial owner of 14,426,481 Ordinary Shares of the Company. Each of the audit committee of the Company and the board of directors has assessed and approved the acquisition.

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

The Company is subject to certain of the informational filing requirements of the Exchange Act. Effective March 18, 2026, as a “foreign private issuer”, directors and officers of the Company, are required to comply with the reporting requirements of Section 16(a) of the Exchange Act, but remain exempt from Section 16(b) (short -swing profit liability) and Section 16(c) (short sale prohibitions) with respect to their purchase and sale of Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

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

The Company does not believe that our major business is within the targeted areas of concern by the Chinese government. However, Kandi Technologies is a holding company in British Virgin Islands and our majority of business is conducted through the operations by Company’s subsidiaries in the PRC and the United States. Therefore, there is a risk that the Chinese government may in the future seek to affect operations of any company with any level of operations in the PRC, including its ability to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. Additionally, we are subject to certain legal and operational risks associated with our operations in China. PRC laws and regulations governing our current business operations are uncertain, and therefore, these risks may result in a material change in the Company’s operations, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors. Due to the fact that PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries and regions, direct recognition and enforcement in PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult, time-consuming, costly or even impossible, the investors may even need to sue again in one of the courts under PRC jurisdiction. Therefore, our investors may experience difficulties in effecting service of legal process, enforcing judgements or bringing original actions based on United States or foreign laws against us or our management. Changes in currency conversion policies in China and fluctuation in exchange rates may also have a material adverse effect on our business and the value of our securities. During the previous few decades, the economy of China had experienced unprecedented growth. This growth has slowed in recent years, and if the growth of the economy continues to slow or if the economy contracts, our financial condition may be materially and adversely affected. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact of such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

Regarding the North America market, the Company currently, via its US and Canada subsidiaries, distributes through over 1500 store locations in the United States and over 300 stores in Canada via big-box mass retailers, outdoor power sports dealers nationwide, and major e-commerce platforms in the United States and Canada.

Industry Overview

Driven by the global energy transition and environmental protection policies, the off-road vehicles sector has been undergoing rapid electrification, and pure electric models have become the focal point of the industry. With the breakthrough of low-carbon technologies and the evolution of market demand, pure electric off-road vehicles demonstrate huge development potential by virtue of advantages such as zero emissions, low noise, and high energy efficiency. Currently, the product matrix of this industry is mainly composed of utility vehicles (UTVs), ATVs, golf carts, go karts, etc., covering a wide range of applicability such as leisure and entertainment, agricultural operations, and site transportation. The United States, as the world’s largest market for pure electric off-road vehicles, continues to lead the growth of demand thanks to policy incentives, the popularization of outdoor culture, and the improvement of new energy infrastructure. Following this trend, the Company is dedicated to researching and development of pure electric technologies and product innovation, to seize the opportunities brought by market expansion. The Company will further consolidate its competitive advantages in market segments, and drive to create a more environmentally friendly and intelligent industry.

Competitive Landscape

In general, the EV and electric off-road vehicles business faces competition from two groups of competitors: traditional vehicle manufacturers and new market entrants.

In terms of competition with conventional fuel vehicles and off-road vehicles manufacturers, many of the conventional fuel vehicle manufacturers are much larger in terms of size, manufacturing capabilities, customer bases, financial, marketing and human resources than the electric vehicle and electric off-road vehicles manufacturers. However, conventional fuel vehicles and off-road vehicles face many challenges, including but not limited to environmental pollution and energy scarcity, which in turn provide great opportunities for the rapid development of the EV and electric off-road vehicles industry.

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

Our Products

General

For the years ended December 31, 2025, 2024 and 2023, our products primarily consist of EV parts, EV products, and off-road vehicles including All-Terrain Vehicles (“ATVs”), UTVs, go-karts, and electric scooters, electric self-balancing scooters and associated parts, and Lithium-ion cells, etc. Based on our market research on consumer demand trends, the Company has adjusted our production line strategically and continues to develop and manufacture new products in an effort to meet market demand and better serve our customers.

The following table shows the breakdown of our net revenues:

	Year Ended December 31
	2025	2024	2023
	Sales Revenue	Sales Revenue	Sales Revenue
Primary geographical markets
U.S. and other countries/areas	$64,226,506	$74,242,060	$93,979,363
China	23,213,475	53,327,553	29,619,869
Total	$87,439,981	$127,569,613	$123,599,232

Major products and services
EV parts	$10,547	$5,948	$5,807,973
EV products	51,398	2,286,093	1,214,786
Off-road vehicles and associated parts	82,848,291	116,556,517	106,983,891
Electric Scooters, Electric Self-Balancing Scooters and associated parts	1,362,903	1,351,331	683,952
Battery exchange equipment and battery exchange service	-	-	674,927
Lithium-ion cells	3,156,288	3,857,535	7,994,227
Commission income	-	3,512,189	239,476
Others	10,554	-	-
Total	$87,439,981	$127,569,613	$123,599,232

Timing of revenue recognition
Products transferred at a point in time	$87,439,981	$124,057,424	$123,359,756
Sales transactions completed at a point in time	-	3,512,189	239,476
Total	$87,439,981	$127,569,613	$123,599,232

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

Customers

We define customers who individually contributed more than 10% of our aggregate revenue as major customers. For the years ended December 31, 2025, 2024 and 2023, our major customers of our operating subsidiaries, in aggregate, accounted for 60%, 53% and 56% of our sales. Our operating subsidiaries are working on developing new business partners and clients for our products to reduce our dependence on existing customers, with a business development focus on pure electric off-road vehicle business.

For the years ended December 31, 2025, 2024 and 2023, the Company’s major customers were as follows:

	Sales			Trade Receivable
	Year Ended ‘December 31，			December 31，	December 31，
Major Customers	2025	2024	2023	2025	2024
Customer A	32%	31%	19%	-	3%
Customer B	16%	22%	*	55%	81%
Customer C	*	*	26%	*	*
Customer D	*	*	11%	*	*
Customer E	12%	*	*	26%	*

Sources of Supply

All raw materials are purchased from suppliers. Our operating subsidiaries have developed close relationships with several key suppliers particularly in the procurement of certain key parts. To the extent commercially feasible, our operating subsidiaries obtain components from multiple third-party sources in some cases. The Company does not have, and does not anticipate having, any difficulty in obtaining required materials from our suppliers. The Company believes that our operating subsidiaries have adequate supplies or sources of availability of the raw materials necessary to meet our manufacturing and supply requirements.

For the years ended December 31, 2025, 2024 and 2023, our operating subsidiaries’ material suppliers, each of whom accounted for more than 10% of our total purchases, were as follows:

	Purchases			Accounts Payable as of
	Year Ended December 31，			December 31，	December 31，
Major Suppliers	2025	2024	2023	2025	2024
Zhejiang Kandi Supply Chain Management Co., Ltd. (1)	37%	51%	20%	8%	28%
Jinhua Jingcheng Industrial Co., Ltd.	29%	*	*	58%	*

(1)	Zhejiang Kandi Technologies owns 10% equity interest of the supplier.

Intellectual Property and Licenses

The Company’s success partially depends on our ability to protect our core technology and intellectual property. We rely on a combination of patents, patent applications, trademarks, copyrights and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. As of December 31, 2025, Zhejiang Kandi Technologies had a total of 100 valid patents and 2 software copyrights, including 4 invention patents, 57 utility model patents and 39 appearance design patents. As of December 31, 2025, Kandi Smart Battery Swap had a total of 98 valid patents and 4 software copyrights, including 74 utility model patents, 13 appearance design patents and 11 invention patents. As of December 31, 2025, Kandi New Energy had 2 utility model patents. As of December 31, 2025, Yongkang Scrou had a total of 25 valid patents, including 11 utility model patents and 14 appearance design patents. As of December 31, 2025, Kandi Hainan had a total of 46 valid patents, including 41 utility model patents, 3 invention patents and 2 appearance design patents. As of December 31, 2025, China Battery Exchange and its subsidiaries had a total of 3 valid utility model patents and 10 software copyrights. As of December 31, 2025, Jiangxi Huiyi had a total of 59 valid patents, including 9 invention patents, 39 utility model patents and 11 appearance design patents. Under Chinese patent law, the utility model patents and appearance design patents shall be valid until 10 years after the date of application. The invention patents shall be valid until 20 years after the date of application. Among the Company’s valid utility model patents, the earliest expiration date is June 2026 and the latest is December 2034. Among the Company’s valid appearance design patents, the earliest expiration date is May 2026 and the latest is April 2035. Among the Company’s valid invention patents, the earliest expiration date is November 2035 and the latest is September 2045. In addition, The Company is authorized to use the trademark “Kandi” in the PRC and the U.S. The Company intends to continue to file additional patent applications with respect to our technology.

Zhejiang Kandi Technologies, Kandi Smart Battery Swap, Kandi Hainan, and Jiangxi Huiyi are recognized as a national High and New Technology Enterprises. The certification shall be renewed every three years. The status of being a national High and New Technology Enterprise qualifies for a preferred 15% income tax rate, as opposed to a standard corporate income tax rate of 25%.

Employees

As of December 31, 2025, excluding contractors and employees with the affiliate company, Kandi had a total of 595 full-time employees, as compared to 739 full-time employees as of December 31, 2024 and 840 full-time employees as of December 31, 2023, of which 224 employees are production personnel, 29 employees are sales personnel, 99 employees are research and development personnel, and 243 employees are administrative personnel. None of our employees are covered by collective bargaining agreements. We consider our relationships with our employees to be good. We also employ consultants on an as-needed basis.

Environmental and Safety Regulation

Emissions

Our products are all subject to international laws and emissions related standards and regulations, including regulations and related standards established by China Environmental Protection Agency, the United States Environmental Protection Agency, the California Air Resources Board, and European and Canadian legislative bodies.

According to the management’s knowledge, the Company’s products have been designed and developed according to the environmental regulations of the target market since the research and development period and have passed the corresponding tests before the products are put into production and sales, and obtained the compulsory product certification of the corresponding countries and regions.

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

Permission and Approvals

The following table lists all the material permission and approvals the Company and its subsidiaries hold to operate business in PRC, as of December 31, 2025:

Company	License/Permission	Issuing Authority	Validity
Zhejiang Kandi Technologies Group, Co. Ltd.	Business License	Market Supervision and Administration Bureau of Jinhua City	Until March 12, 2052
Zhejiang Kandi Technologies Group, Co. Ltd.	Record Registration Form for Foreign Trade Business Operators	Eligible local foreign trade authorities appointed by the Ministry of Commerce	Long-term
Jinhua Kandi New Energy Vehicle Co., Ltd.	Business License	Market Supervision and Administration Bureau of Jinhua City	Until May 26, 2030
Jinhua Kandi New Energy Vehicle Co., Ltd.	Record Registration Form for Foreign Trade Business Operators	Eligible local foreign trade authorities appointed by the Ministry of Commerce	Long-term
Zhejiang Kandi Smart Battery Swap Technology Co., Ltd	Business License	Market Supervision and Administration Bureau of Jinhua City	Long-term
Zhejiang Kandi Smart Battery Swap Technology Co., Ltd	Record Registration Form for Foreign Trade Business Operators	Eligible local foreign trade authorities appointed by the Ministry of Commerce	Long-term
Yongkang Scrou Electric Co, Ltd.	Business License	Market Supervision and Administration Bureau of Yongkang City	Until November 17, 2031

Kandi Electric Vehicles (Hainan) Co., Ltd.	Business License	Market Supervision and Administration Bureau of Hainan Province	Long-term
Kandi Electric Vehicles (Hainan) Co., Ltd.	Record Registration Form for Foreign Trade Business Operators	Eligible local foreign trade authorities appointed by the Ministry of Commerce	Long-term
Kandi Electric Vehicles (Hainan) Co., Ltd.	Pollutant Discharge Permit	Haikou High-tech Zone	Until February 8, 2028
China Battery Exchange (Zhejiang) Technology Co., Ltd.	Business License	Market Supervision and Administration Bureau of Xihu District, Hangzhou City	Until September 13, 2050
China Battery Exchange (Hainan) Technology Co., Ltd.	Business License	Market Supervision and Administration Bureau of Hainan Province	Long-term
Jiangxi Province Huiyi New Energy Co., Ltd.	Business License	Market Supervision and Administration Bureau of Xinyu City High tech Zone	Long-term
Jiangxi Province Huiyi New Energy Co., Ltd.	Record Registration Form for Foreign Trade Business Operators	Eligible local foreign trade authorities appointed by the Ministry of Commerce	Long-term
Jiangxi Province Huiyi New Energy Co., Ltd.	Environmental impact assessment	Environmental Protection Bureau of Xinyu City	Long-term
Jiangxi Province Huiyi New Energy Co., Ltd.	Pollutant Discharge Permit	Xinyu High Tech Ecological Environment Bureau	Until July 18, 2027
Hainan Kandi Holding New Energy Technology Co., Ltd.	Business License	Market Supervision and Administration Bureau of Hainan Province	Until February 18, 2042
Hangzhou LiaoWangTa Technology Co., Ltd. (LiaoWangTa)	Business License	Market Supervision and Administration Bureau of Hainan Province	Long-term
Kandi Ruiyan Technology (Hangzhou) Co., Ltd.	Business License	Market Supervision and Administration Bureau of Hainan Province	Long-term

Those listed above constitute all the requisite permissions or approvals the Company and its subsidiaries required to operate business in the PRC. The Company and its subsidiaries have never been denied any applications concerning any permissions or approvals. If the Company or its subsidiaries does not receive or maintain such permissions or approvals, or mistakenly concludes that such permissions or approvals are not required, our business may be adversely affected. In the scenario when the Company does get denied such permissions, the Company would either avoid such field of business or collaborate with parties that can obtain such permissions. Currently the PRC legal system is under constant development and applicable laws, regulations, or interpretations are subject to substantial uncertainties. If relevant rules suddenly change, we will have to obtain such permissions or approvals, which may be costly, and may temporarily halt our operation of business, negatively affecting our revenues and our securities’ value.

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

Our memorandum and articles of association, or Articles, do not contain provisions requiring that disputes be submitted to arbitration, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders. An important part of our operations is conducted, and a significant portion of our assets is located outside the United States. Some of our directors and officers are nationals or residents of jurisdictions other than the United States, and some or all of their assets are located outside the United States. As a result, it may be difficult or impossible for a shareholder to bring an original action against us or such persons in a British Virgin Islands or China court in the event that a shareholder believes that his or her rights have been infringed under the U.S. federal securities laws or otherwise. It may also be difficult for a shareholder to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, some of whom are not residents of the United States and whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. It is uncertain whether British Virgin Islands or PRC courts would be competent to hear original actions brought in the British Virgin Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

Our corporate affairs are governed by our memorandum and articles of association, and by the BVI Business Companies Act, 2004 and common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the British Virgin Islands has no securities laws as compared to the United States and provides significantly less protection to investors. In addition, British Virgin Islands companies may not have stood to initiate a shareholder derivative action before the federal courts of the United States.

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

Although there is no statutory enforcement in the British Virgin Islands of final and conclusive monetary judgments obtained in a competent federal or state court of the United States for a definite sum (and the British Virgin Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments with the United States), the courts of the British Virgin Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in a competent federal or state court of the United States of America against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the British Virgin Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the British Virgin Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the British Virgin Islands; and (f) there is due compliance with the correct procedures under the laws of the British Virgin Islands. However, the British Virgin Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the British Virgin Islands to give rise to obligations to make payments that are penal or punitive in nature.

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

For a more detailed description of the risks regarding our business structure, please see “Risks Related to Doing Business in China” in pages 12. It is still unclear about the scope of and the impact of these new regulations; however, these risks could result in a material change in the value of our securities or cause the value of our securities to significantly decline or be worthless.

C. Organizational Structure

The Company’s organizational chart as of the date of this report is as follows:

D. Property, plants and equipment

The Company, through its subsidiaries in China, has the following granted land use rights as of December 31, 2025:

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

Kandi BVI has the following real estate properties:

Jinhua City, Zhejiang

Zhejiang Kandi Technologies owns the following facilities located in Jinhua New Energy Vehicle Town, Jinhua City, Zhejiang Province, China. The table below lists the primary facilities and the status of each facility as of December 31, 2025:

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

Haikou City, Hainan

In December 2015, the Company signed an investment contract with Haikou State High Technology Industry Development Zone to build the EV production facility in Haikou City for the capacity of annual production of 100,000 EV products. The Hainan facility’s main project includes manufacturing plants and office, main manufacturing equipment.

Project completion acceptance means the process that the responsible construction unit, contractor and inspection and acceptance committee carry out their inspection and appraisal for the overall project after the project is completed and qualified for trial production. The inspection and appraisal are based on design documents, construction acceptance rules and quality inspection standards approved, in accordance with related procedures and formalities. Project completion acceptance is the last step in the whole process of project construction and is also necessary before formal production.

Acceptance process mainly includes 1) quality acceptance of buildings organized by government construction regulators; 2) acceptance of fire safety facilities; 3) acceptance of environmental protection technology; and 4) trial production acceptance of production facilities.

As of December 31, 2025, the facilities had been completed, and the factory had passed the completion acceptance inspection.

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

Dallas, Texas

Kandi Investments owns the following facilities located in Dallas, Texas. The table below lists the primary facilities and the status of each facility as of December 31, 2025:

	Area
Description	(Sq. Ft.)	Status
Assembly area	43,524	Fully operational
Office	5,536	Fully operational
Show room	5,312	Fully operational

Garland, Texas

Kandi Investments owns the following facilities located in Garland, Texas. The table below lists the primary facilities and the status of each facility as of December 31, 2025:

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

Overview

Kandi Technologies Group, Inc. (“Kandi Technologies”) was originally a Delaware holding company. Effective on April 17, 2024, Kandi Technologies merged with and into Kandi BVI, with Kandi BVI as the surviving company (the “Reincorporation”). Kandi BVI is trading on the NASDAQ Global Select Market, the same market as Kandi Technologies, or its predecessor. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our wholly-owned subsidiaries established in the People’s Republic of China, or the PRC, including Zhejiang Kandi Technologies Group, Co. Ltd. (“Zhejiang Kandi Technologies”) and U.S. wholly-owned subsidiary SC Autosports, LLC (“SC Autosports”) and its subsidiaries, as well as Rawrr, which is newly acquired by Kandi Technologies in the first quarter of 2026.

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

For the years ended December 31, 2025, 2024 and 2023, we recognized total revenue of $87,439,981, $127,569,613 and $123,599,232, respectively. Gross margin for the years ended December 31, 2025, 2024 and 2023, was 42.6%, 30.8% and 33.5%, respectively. We recorded a net loss of $95,569,942, a net loss of $50,950,346 and a net income of $1,669,767 for the years ended December 31, 2025, 2024 and 2023, respectively.

A. Operating Results

The following table sets forth the amounts and percentage to revenue of certain items in our consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2025, 2024 and 2023:

	Years Ended
	December 31, 2025	% of Revenue	December 31, 2024	% of Revenue	December 31, 2023	% of Revenue

REVENUES, NET	$87,439,981	100.0%	127,569,613	100.0%	123,599,232	100.0%

COST OF GOODS SOLD	(50,148,318)	(57.4)%	(88,299,242)	(69.2)%	(82,229,209)	(66.5)%

GROSS PROFIT	37,291,663	42.6%	39,270,371	30.8%	41,370,023	33.5%

OPERATING EXPENSE:
Research and development	(7,621,559)	(8.7)%	(4,995,940)	(3.9)%	(4,265,176)	(3.5)%
Selling and marketing	(16,674,434)	(19.1)%	(21,237,864)	(16.6)%	(13,335,950)	(10.8)%
General and administrative	(54,392,589)	(62.2)%	(57,683,262)	(45.2)%	(35,381,496)	(28.6)%
Impairment of goodwill	(9,716,799)	(11.1)%	-	0.0%	(496,981)	(0.4)%
Impairment of long-lived assets	(6,061,289)	(6.9)%	(24,135,226)	(18.9)%	(942,591)	(0.8)%
TOTAL OPERATING EXPENSE	(94,466,670)	(108.0)%	(108,052,292)	(84.7)%	(54,422,194)	(44.0)%

LOSS FROM OPERATIONS	(57,175,007)	(65.4)%	(68,781,921)	(53.9)%	(13,052,171)	(10.6)%

OTHER INCOME (EXPENSE):
Interest income	8,690,914	9.9%	10,046,204	7.9%	9,984,558	8.1%
Interest expense	(1,886,319)	(2.2)%	(2,195,618)	(1.7)%	(1,327,341)	(1.1)%
Change in fair value of contingent consideration	-	0.0%	2,693,000	2.1%	1,803,000	1.5%
Government grants	1,873,209	2.1%	1,620,632	1.3%	2,017,551	1.6%
Other (loss) income, net	(43,135,872)	(49.3)%	537,966	0.4%	4,047,074	3.3%
TOTAL OTHER (EXPENSE) INCOME , NET	(34,458,068)	(39.4)%	12,702,184	10.0%	16,524,842	13.4%

(LOSS) INCOME BEFORE INCOME TAXES	(91,633,075)	(104.8)%	(56,079,737)	(44.0)%	3,472,671	2.8%

INCOME TAX (EXPENSE) BENEFIT	(3,936,867)	(4.5)%	5,129,391	4.0%	(1,802,904)	(1.5)%

NET (LOSS) INCOME	(95,569,942)	(109.3)%	(50,950,346)	(39.9)%	1,669,767	1.4%

Comparison of Years Ended December 31, 2025 and 2024

The following table sets forth the amounts and percentage to revenue of certain items in our consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2025 and 2024:

	Years Ended
	December 31, 2025	% of Revenue	December 31, 2024	% of Revenue	Change in Amount	Change in %

REVENUES, NET	$87,439,981	100.0%	127,569,613	100.0%	(40,129,632)	(31.5)%

COST OF GOODS SOLD	(50,148,318)	(57.4)%	(88,299,242)	(69.2)%	38,150,924	(43.2)%

GROSS PROFIT	37,291,663	42.6%	39,270,371	30.8%	(1,978,708)	(5.0)%

OPERATING EXPENSE:
Research and development	(7,621,559)	(8.7)%	(4,995,940)	(3.9)%	(2,625,619)	52.6%
Selling and marketing	(16,674,434)	(19.1)%	(21,237,864)	(16.6)%	4,563,430	(21.5)%
General and administrative	(54,392,589)	(62.2)%	(57,683,262)	(45.2)%	3,290,673	(5.7)%
Impairment of goodwill	(9,716,799)	(11.1)%	-	0.0%	(9,716,799)	-
Impairment of long-lived assets	(6,061,289)	(6.9)%	(24,135,226)	(18.9)%	18,073,937	(74.9)%
TOTAL OPERATING EXPENSE	(94,466,670)	(108.0)%	(108,052,292)	(84.7)%	13,585,622	(12.6)%

LOSS FROM OPERATIONS	(57,175,007)	(65.4)%	(68,781,921)	(53.9)%	11,606,914	(16.9)%

OTHER INCOME (EXPENSE):
Interest income	8,690,914	9.9%	10,046,204	7.9%	(1,355,290)	(13.5)%
Interest expense	(1,886,319)	(2.2)%	(2,195,618)	(1.7)%	309,299	(14.1)%
Change in fair value of contingent consideration	-	0.0%	2,693,000	2.1%	(2,693,000)	(100.0)%
Government grants	1,873,209	2.1%	1,620,632	1.3%	252,577	15.6%
Other (loss) income, net	(43,135,872)	(49.3)%	537,966	0.4%	(43,673,838)	(8118.3)%
TOTAL OTHER (EXPENSE) INCOME , NET	(34,458,068)	(39.4)%	12,702,184	10.0%	(47,160,252)	(371.3)%

(LOSS) INCOME BEFORE INCOME TAXES	(91,633,075)	(104.8)%	(56,079,737)	(44.0)%	(35,553,338)	63.4%

INCOME TAX (EXPENSE) BENEFIT	(3,936,867)	(4.5)%	5,129,391	4.0%	(9,066,258)	(176.8)%

NET (LOSS) INCOME	(95,569,942)	(109.3)%	(50,950,346)	(39.9)%	(44,619,596)	87.6%

Revenues

For the year ended December 31, 2025, our net revenue was $87,439,981, compared to net revenue of $127,569,613 for the year ended December 31, 2024, representing a decrease of $40,129,632, or 31.5%. The decrease in net revenue was primarily attributable to reduced demand for EV products in the PRC market and fewer sales of crossover golf carts and other vehicle models. In addition, ongoing trade uncertainties, including potential tariffs and trade restrictions, as well as persistent inflation and elevated interest rates, adversely affected consumer demand for higher-priced recreational vehicles and negatively impacted sales to our major retail customers and distributors.

The following table shows the breakdown of our net revenues by market for the years ended December 31, 2025 and 2024:

	Year Ended December 31
	2025	2024
	Sales Revenue	Sales Revenue
Primary geographical markets
U.S. and other countries/areas	$64,226,506	$74,242,060
China	23,213,475	53,327,553
Total	$87,439,981	$127,569,613

The following table summarizes our net revenues by product types for the years ended December 31, 2025 and 2024:

	Year Ended December 31
	2025	2024
	Sales	Sales
EV parts	$10,547	$5,948
EV products	51,398	2,286,093
Off-road vehicles and associated parts	82,848,291	116,556,517
Electric Scooters, Electric Self-Balancing Scooters and associated parts	1,362,903	1,351,331
Lithium-ion cells	3,156,288	3,857,535
Commission income	-	3,512,189
Others	10,554	-
Total	$87,439,981	$127,569,613

EV Parts

During the year ended December 31, 2025, our revenue from the sale of EV parts was $10,547, representing an increase of $4,599 or 77.3% from $5,948 for the year ended December 31, 2024.

EV Products

During the year ended December 31, 2025, our revenue from the sale of EV Products was $51,398, representing a decrease of $2,234,695 or 97.8% from $2,286,093 for the year ended December 31, 2024. The decrease was primarily attributable to a decline in EV product sales in our PRC market during the year ended December 31, 2025 due to reduced demand. Our EV products remain a relatively small business line, accounting for approximately 0.1% of the total net revenue for the year ended December 31, 2025.

Off-Road Vehicles and Associated Parts

During the year ended December 31, 2025, our revenue from the sale of off-road vehicles including go-karts, ATVs, and others, was $82,848,291, representing a decrease of $33,708,226 or 28.9% from $116,556,517 for the year ended December 31, 2024. The decrease was primarily attributable to the decrease in the sales of crossover golf carts as well as other vehicle models during the year ended December 31, 2025. Throughout the year, uncertainty over future tariffs, trade restrictions, and other potential trade barriers linked to U.S. government policies were further intensified since January 2025. At the same time, persistent inflation and the prolonged impact of high interest rates placed significant pressure on consumer spending for discretionary, higher-priced recreational vehicles. These factors have negatively impacted the sales to our major retail customers and distributors.

Our off-road vehicles business accounted for approximately 94.7% of our total net revenue for the year ended December 31, 2025.

Electric Scooters, Electric Self-Balancing Scooters and Associated Parts

During the year ended December 31, 2025, our revenue from the sale of electric scooters and electric self-balancing scooters and associated parts was $1,362,903, representing an increase of $11,572 or 0.9% from $1,351,331 for the year ended December 31, 2024, which was comparable.

Our electric scooters, electric self-balancing scooters and associated parts business accounted for approximately 1.6% of the total net revenue for the year ended December 31, 2025.

Lithium-ion cells

During the year ended December 31, 2025, our revenue from the sale of Lithium-ion cells was $3,156,288, representing a decrease of $701,247 or 18.2% from $3,857,535 for the year ended December 31, 2024. The decrease was primarily due to less demand from the market.

Our lithium-ion cell business accounted for approximately 3.6% of the total net revenue for the year ended December 31, 2025.

Commission income

During the year ended December 31, 2025, we generated commission income of $0, representing a decrease of $3,512,189 or 100% from $3,512,189 for the same period of 2024. The commission income in 2024 was generated by NGI, which was acquired on November 30, 2023. The equity transfer agreement with NGI was subsequently terminated on October 31, 2024, and NGI was deconsolidated on October 31, 2024. Hence, no commission income was generated during 2025.

Others

During the year ended December 31, 2025, our revenue from the others was $10,554 that primarily consisted of the revenue from intelligent delivery robot dog solution on a preliminary basis. There was no such revenue generated in the same period of 2024.

Cost of Goods Sold

Cost of goods sold for the year ended December 31, 2025 was $50,148,318, representing a decrease of $38,150,924, or 43.2%, from $88,299,242 for the year ended December 31, 2024. The decrease was primarily due to the corresponding decrease in sales. Please refer to the Gross Profit section below for product margin analysis.

Gross Profit

Our operating entities’ margins by product for the past two years are as set forth below:

	Year Ended December 31
	2025				2024
	Sales	Cost	Gross Profit	Margin %	Sales	Cost	Gross Profit	Margin %
EV parts	$10,547	10,072	475	4.5%	$5,948	5,439	509	8.6%
EV products	51,398	117,464	(66,066)	(128.5)%	2,286,093	2,169,792	116,301	5.1%
Off-road vehicles and associated parts	82,848,291	45,755,825	37,092,466	44.8%	116,556,517	79,648,871	36,907,646	31.7%
Electric Scooters, Electric Self-Balancing Scooters and associated parts	1,362,903	1,233,177	129,726	9.5%	1,351,331	1,238,279	113,052	8.4%
Lithium-ion cells	3,156,288	3,025,537	130,751	4.1%	3,857,535	3,028,997	828,538	21.5%
Commission income	-	-	-	-	3,512,189	2,207,864	1,304,325	37.1%
Others	10,554	6,243	4,311	40.8%	-	-	-	-
Total	$87,439,981	50,148,318	37,291,663	42.6%	$127,569,613	88,299,242	39,270,371	30.8%

Gross profit for the year ended December 31, 2025 was $37,291,663, as compared to $39,270,371 for the year ended December 31, 2024, representing a decrease of $1,978,708 or 5.0%. The overall gross margin for the year ended December 31, 2025 was 42.6%, up from 30.8%in the same period of 2024, reflecting the impact from the sales of inventory that were previously impaired with our inventory obsolescence reserve.

Research and Development

Research and development expenses, including materials, labor, equipment depreciation, design, testing, inspection, and other related expenses totaled $7,621,559 for the year ended December 31, 2025, compared to $4,995,940 for the year ended December 31, 2024, representing an increase of $2,625,619, or 52.6%. The increase was mainly due to the completion of research and development projects during the current period.

Sales and Marketing

Selling and marketing expenses were $16,674,434 for the year ended December 31, 2025, compared to $21,237,864 for the year ended December 31, 2024, representing a decrease of $4,563,430, or 21.5% from 2024. The decrease was mainly due to decrease in the freight expenses and commission expenses which are in line with decrease in our revenue.

General and Administrative Expenses

General and administrative expenses were $54,392,589 for the year ended December 31, 2025, compared to $57,683,262 for the year ended December 31, 2024, representing a decrease of $3,290,673 or 5.7% from 2024. For the year ended December 31, 2025, general and administrative expenses included $7,121,078 as expenses for ordinary shares awards and stock options to employees and Board members, compared to $7,114,524 as expenses for ordinary shares awards and stock options to employees and Board members for the years ended December 31, 2024. Excluding stock compensation expenses, our net general and administrative expenses for the year ended December 31, 2025 were $47,271,511, a decrease of $3,297,227, or 6.5%, compared to $50,568,738 for the year ended December 31, 2024. The decrease compared to 2024 was primarily due to less depreciation and amortization during 2025 after the material impairment of long-lived assets provisioned during 2024.

Impairment of goodwill

Impairment of goodwill was $9,716,799 for the year ended December 31, 2025, compared to $0 for the year ended December 31, 2024, representing an increase of $9,716,799 or 100% from 2024. The impairment of goodwill is due to the adverse operating environment of Jiangxi Huiyi and SC Autosports.

Impairment of long-lived assets

Impairment of long-lived assets were $6,061,289 for the year ended December 31, 2025, compared to $24,135,226 for the year ended December 31, 2024, representing a decrease of $18,073,937 or 74.9% from 2024. The impairment of long-lived assets is mainly due to the adverse operating environment of Jiangxi Huiyi.

Interest Income

Interest income was $8,690,914 for the year ended December 31, 2025, compared to $10,046,204 for the year ended December 31, 2024, representing a decrease of $1,355,290, or 13.5% from 2024. The decrease was primarily due to decline in interest income from a loan to a third party.

Interest Expense

Interest expense was $1,886,319 for the year ended December 31, 2025, compared to $2,195,618 for the year ended December 31, 2024, representing a decrease of $309,299, or 14.1% from 2024.

Change in fair value of contingent consideration

For the year ended December 31, 2025, the gain related to changes in the fair value of contingent consideration was $0 compared to the gain related to changes in the fair value of contingent consideration of $2,693,000 for the year ended December 31, 2024, which was mainly due to the adjustment of the fair value of the contingent consideration liability associated with remaining shares of restrictive ordinary shares. For more details, see “Note 18 – Contingent Consideration Liability” under the Notes to the Company’s Consolidated Financial Statements. The fair value of the contingent consideration liability was estimated at each reporting date by using the Monte Carlo simulation method, which took into account all possible scenarios.

Government Grants

Government grants totaled $1,873,209 for the year ended December 31, 2025, compared to $1,620,632 for the year ended December 31, 2024, representing an increase of $252,577, or 15.6% from 2024, which was largely attributable to the increased grants received from Hainan local government compared to the same period in 2024.

Other Income (Loss), Net

Net other loss was $43,135,872 for the year ended December 31, 2025, compared to net other income of $537,966 for the year ended December 31, 2024, representing an increase of loss of $43,673,838 or 8118.3% from 2024, which was largely due to accrual for the lawsuit filed against SC with claims of breach of contract, defamation and tortious interference with final judgement entered during 2025, as well as antidumping duty determined by the United States Department of Commerce and the United States International Trade Commission during 2025.

Income Taxes

In accordance with the relevant Chinese tax laws and regulations, the applicable corporate income tax rate of our Chinese subsidiaries is 25%. However, four of our subsidiaries, including Zhejiang Kandi Technologies, Kandi Smart Battery Swap, Kandi Hainan and Jiangxi Huiyi are qualified as high technology companies in China and are therefore entitled to a reduced corporate income tax rate of 15%. Additionally, Hainan Kandi Holding also has an income tax rate of 15% due to its preferred local tax rate in Hainan Free Trade Port.

Each of our other subsidiaries, Kandi New Energy, Yongkang Scrou, China Battery Exchange and its subsidiaries, LiaoWangTa and Ruiyan Technology has an applicable corporate income tax rate of 25%.

Kandi Canada is subject to Canada’s statutory federal income tax rate of 15%, and also the applicable provincial income tax rate of 12%.

Our actual effective income tax rate for 2025 was a tax expense of 4.30% on a reported loss before taxes of approximately $91.6 million, compared to a tax benefit of 9.15% on a reported loss before taxes of approximately $56.1 million for 2024.

Net Loss

We recorded a net loss of $95,569,942 for the year ended December 31, 2025, compared to a net loss of $50,950,346 for the year ended December 31, 2024. The increase in net loss was primarily attributable to the increased other expenses generated from the accrual of loss contingencies associated with the legal matters compared to the prior period.

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

Commission income

During the year ended December 31, 2024, we generated commission income of $3,512,189, representing an increase of $3,272,713 or 1,366.6% from $239,476 for the same period of 2023, which was generated by NGI that was acquired on November 30, 2023. We do not anticipate generating such income in the future as we returned all shares, rights, and interests in NGI to its original owner pursuant to a termination agreement.

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

Sales and Marketing

Selling and marketing expenses were $21,237,864 for the year ended December 31, 2024, compared to $13,335,950 for the year ended December 31, 2023, representing an increase of $7,901,914, or 59.3% from 2023. The increase was mainly due to increasing promotion fees as well as increased freight expenses, incurred by the Company’s efforts to cover more retails stores in the current period.

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

Change in fair value of contingent consideration

For the year ended December 31, 2024, the gain related to changes in the fair value of contingent consideration was $2,693,000 compared to the gain related to changes in the fair value of contingent consideration of $1,803,000 for the year ended December 31, 2023, which was mainly due to the adjustment of the fair value of the contingent consideration liability associated with remaining shares of restrictive ordinary shares. For more details, see “Note 18 – Contingent Consideration Liability” under the Notes to the Company’s Consolidated Financial Statements. The fair value of the contingent consideration liability was estimated at each reporting date by using the Monte Carlo simulation method, which took into account all possible scenarios.

Government Grants

Government grants totaled $1,620,632 for the year ended December 31, 2024, compared to $2,017,551 for the year ended December 31, 2023, representing a decrease of $396,919, or 19.7% from 2023, which was largely attributable to the decreased grants received from Jinhua and Jiangxi local government compared to the same period in 2023.

Other Income, Net

Net other income was $537,966 for the year ended December 31, 2024, compared to net other income of $4,047,074 for the year ended December 31, 2023, representing a decrease of $3,509,108 or 86.7% from 2023, which was largely due to the income generated from the research service project the Company provided to a third party customer during the year ended December 31, 2023.

Income Taxes

In accordance with the relevant Chinese tax laws and regulations, the applicable corporate income tax rate of our Chinese subsidiaries is 25%. However, four of our subsidiaries, including Zhejiang Kandi Technologies, Kandi Smart Battery Swap, Kandi Hainan and Jiangxi Huiyi are qualified as high technology companies in China and are therefore entitled to a reduced corporate income tax rate of 15%. Additionally, Hainan Kandi Holding also has an income tax rate of 15% due to its preferred local tax rate in Hainan Free Trade Port.

Each of our other subsidiaries, Kandi New Energy, Yongkang Scrou, China Battery Exchange and its subsidiaries have an applicable corporate income tax rate of 25%.

Kandi Canada is subject to Canada’s statutory federal income tax rate of 15%, and the applicable provincial income tax rate of 12%.

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

B. Liquidity and Capital Resources

Cash Flow

	Years Ended
	December 31, 2025	December 31, 2024	December 31, 2023

Net cash provided by (used in) operating activities	$96,807,342	$(17,820,412)	$(101,160,636)
Net cash (used in) provided by investing activities	$(77,468,506)	$25,723,089	$32,278,828
Net cash (used in) provided by financing activities	$(14,553,104)	$22,509,246	$14,828,688

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	$4,785,732	$30,411,923	$(54,053,120)
Effect of exchange rate changes	$3,402,331	$(3,203,681)	$(3,357,083)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	$120,838,310	$93,630,068	$151,040,271
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$129,026,373	$120,838,310	$93,630,068

For the year ended December 31, 2025, net cash provided by operating activities was $96,807,342, as compared to net cash used in operating activities of $17,820,412 for year ended December 31, 2024, and net cash used in operating activities of $101,160,636 for year ended December 31, 2023. Our operating cash inflows include cash received primarily from sales of our EV parts, off-road vehicles, electric Scooters, electric self-balancing scooters and associated parts and lithium-ion cells. These cash inflows are offset largely by cash paid primarily to our suppliers for production materials and parts used in our manufacturing process, operation expenses, employee compensation, and interest expenses of our financings. The major operating activities that provided cash for the year ended December 31, 2025 were a decrease of other receivables and other assets of $115,160,725 and an increase of accounts payable of $54,279,618. The major operating activity that used cash for year ended December 31, 2025 was a decrease of notes payable of $79,804,260.

For the year ended December 31, 2025, net cash used in investing activities was $77,468,506, as compared to net cash provided by investing activities of $25,723,089 for the year ended December 31, 2024, and net cash provided by investing activities of $32,278,828 for the year ended December 31, 2023. The major investing activity that used cash for the year ended December 31, 2025 was an increase of certificate of deposit of $75,138,798.

For the year ended December 31, 2025, net cash used in financing activities was $14,553,104, as compared to net cash provided by financing activities of $22,509,246 for the year ended December 31, 2024, and net cash provided by financing activities of $14,828,688 for the year ended December 31, 2023. The major financing activities that provided cash for the year ended December 31, 2025 were proceeds from short-term bank loans of $21,371,060. The major financing activities that used cash for the year ended December 31, 2025 were repayments of short-term bank loans of $29,508,010.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments, excluding interest, as of December 31, 2025.

Lease obligations as of December 31, 2025 were as follow:

Maturity of Lease Liabilities:	Lease payable
Years ended December 31,
2026	$450,135
2027	328,373

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

C. Research and Development, Patents and Licenses, etc.

For the years ended December 31, 2025, 2024 and 2023, our research and development expenses were $7,621,559, $4,995,940 and $4,265,176, respectively. The research and development expenses consist primarily of payroll and employee benefit for research and development, employees, rental expense, utilities and other related expenses related to the development of new products and processes, including improvements to existing products as well as research and development and consulting work performed by third parties.

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

As of December 31, 2025 and December 31, 2024, credit terms with the Company’s customers were typically 60 to 180 days after delivery. As of December 31, 2025 and 2024, the Company had an allowance of for doubtful accounts of $2,991,001 and $3,680,803, respectively, as per the Company management’s judgment based on their best knowledge. The Company conducts quarterly assessments on its outstanding receivables and reserves any allowance for doubtful accounts if it becomes necessary.

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

The Company generates revenue through the sales of EV parts and off-road vehicles, as well as commission income. The revenue is recognized at a point in time once the Company has determined that the customer has obtained control over the product, or control of the promised services. Control is typically deemed to have been transferred to the customer when the performance obligation is fulfilled, usually at the time of delivery, at the net sales price (transaction price). Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. Shipping and handling costs for product shipments occur prior to the customer obtaining control of the goods are accounted for as fulfillment costs rather than separate performance obligations and recorded as sales and marketing expenses.

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

The Company recognized impairment losses of $6,061,289, $24,135,226 and $942,591 for finite-lived tangible and intangible assets for the years ended December 31, 2025, 2024 and 2023, respectively.

Estimate affecting impairment of goodwill

The Company allocates goodwill from business combinations to reporting units based on the expectation that the reporting unit is to benefit from the business combination. The Company evaluates its reporting units on an annual basis and, if necessary, reassigns goodwill using a relatively fair value allocation approach. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

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

For the years ended December 31, 2025, 2024 and 2023, the Company performed goodwill impairment testing at the reporting unit level and recognized impairment loss of $9,716,799, $0 and $496,981, respectively.

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

As of December 31, 2025 and December 31, 2024, the Company’s contingent consideration liability was $0 and $0, respectively.

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

The stock-based option expenses for the years ended December 31, 2025, 2024 and 2023 were $1,025,646, $1,584,443 and $3,476,058, respectively. There were no forfeitures estimated during the reporting period.

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

The fair value of equity-based warrants, which are not considered derivatives under ASC 815, is estimated using the Binomial Tree model. Our expected volatility assumption is based on the historical volatility of our ordinary shares. The expected life assumption is primarily based on the expiration date of the warrant. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding our executive officers and members of the Company’s board of directors (the “Board of Directors”) as of April 10, 2026:

Name	Age	Position	Served From
Feng Chen	48	Chief Executive Officer	October 2024
Jehn Ming Lim	43	Chief Financial Officer	May 2020
Chen Liming (1),(2),(3)	89	Director (Independent)	May 2012
Lin Yi (2),(3)	73	Director (Independent)	May 2017
Jerry Lewin (1)	71	Director (Independent)	November 2010
Henry Yu (1),(2),(3)	72	Director (Independent)	July 2011
Dong Xueqin (4)	44	Chairman of the Board	October 2024
Hu Xiaoming	69	Director	June 2007
Wang Lin	37	Director	December 2019

(1)	Member of Audit Committee

(2)	Member of Compensation Committee

(3)	Member of Nominating and Corporate Governance Committee

(4)	Dr. Dong Xueqin has been appointed to be the Chairman of the Board of Directors of the Company effective October 6, 2024.

Business Experience of Directors and Executive Officers

Biographical Information

Hu Xiaoming was previously our Chairman of the Board. Prior to joining the Company, from October 2003 to April 2005, Mr. Hu served as the Project Manager (Chief Scientist) in the WX Pure Electric Vehicle Development Important Project of Electro-vehicle in the State 863 Plan. From October 1984 to March 2003, Mr. Hu served as: (i) Factory Director of the Yongkang Instrument Factory, (ii) Factory Director of the Yongkang Mini Car Factory, (iii) Chairman and General Manager of the Yongkang Vehicle Company, (iv) General Manager of the Wan Xiang Electric Vehicle Developing Center and (v) the General Manager of the Wan Xiang Battery Company. Mr. Hu personally owned four invention patents and seven utility model patents, which he transferred to the Company in fiscal year 2012. He resigned from our Chief Executive Officer and President positions effective January 9, 2023, and resigned from the Chairman of the Board of Directors position on October 6, 2024. Mr. Hu remains as a director of the Board.

Dong Xueqin was previously appointed as our Chief Executive Officer and President effective January 10, 2023. Mr. Dong has served as a director of the Company since December 2021. He received a Doctor Engineering degree in Vehicle Engineering from Shanghai Tongji University. Dr. Dong has rich practical experience and extensive knowledge and expertise in the fields of automotive engineering, automotive safety and others. He has successively served as the General Manager of Jiangsu Xingchi Electric Power Technology Co., Ltd, the Deputy General Manager of Jiangsu Yixing Vehicles Co., Ltd, the General Manager of Yijue Automobile (Shanghai) Co., Ltd, the Deputy General Manager of business department of Automobile Design and Research Institute Co., Ltd. of Shanghai Tongji University, and the R & D Engineer of Jiangling Automobile Co., Ltd. In addition, Mr. Dong has also participated in multiple technology R & D projects, including the research and development of Class AO small urban pure electric vehicle, and test, evaluation and standard technology related to whole electric vehicle and its parts as well as infrastructures in the “863” Project of China Ministry of Science and Technology; safety technology of electric vehicles in typical crash mode in the Project of Shanghai Bureau of Quality and Technical Supervision; and so on. Furthermore, he has published 11 papers on automobile and electric vehicle engineering technology. Mr. Dong also owns 18 utility model patents, 2 invention patents and 1 appearance design patent. He resigned from our Chief Executive Officer and President positions effective October 6, 2024. At the same time, he was elected to be the Chairman of the Board of Directors.

Feng Chen was appointed to be the chief executive officer effective October 6, 2024. He has brought over two decades of experience in strategic planning, operations, and technological innovation across sectors, particularly in electric vehicles and battery swapping. Throughout his career, Mr. Chen has successfully led several companies, including his role as CEO of Time Space Electric Vehicles Co., Ltd., where he pioneered advances in EV technology and commercial battery swapping solutions. Previously Mr. Chen served as CEO of Hangzhou Lightning Mobility Technology Co., Ltd., where he oversaw rapid growth in shared mobility and spearheaded the development of battery swapping networks.

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

Wang Lin was appointed as a director of the Company in December 2019. Ms. Wang has been serving as Chief Financial Officer Assistant of the Company since June 2015. Before joining the Company, Ms. Wang served as Fund Accountant of State Street Technology (Zhejiang) Co., Ltd. from December 2014 to June 2015. At the Company, Ms. Wang is responsible for the preparation of consolidated financial statements in accordance with the U.S. GAAP standards, and the preparation of SEC reports, including the Annual Reports on Form 10-K and the Quarterly Reports on Form 10-Q. Ms. Wang has knowledge of the basic U.S. GAAP standards and SEC regulations. She is also familiar with the culture and business process of the Company. Mastering good communication and coordination skills, Ms. Wang also has financial management experience of U.S. listed companies. Ms. Wang received her bachelor’s degree in Finance from Zhejiang Gongshang University in 2011 and received her master’s degree in accounting from Hofstra University in 2014.

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

Henry Yu was appointed as a director of the Company on July 1, 2011. In October of 2015, Henry joined Asian Investors Consortium as an Executive Director. Asian Investors Consortium of Asia invests in projects in Greater China and in Asia Pacific. Henry is also a Senior Advisor to ChinaPlus Capital Ltd of Shanghai, a company that focuses on bridging US/China business. Yu, a seasoned banker of about 34 years, has had an excellent banking career covering domestic banking and global business. He was Managing Director of the Global Financial Institutions of Fifth Third Bank from 2012-September of 2015. Previous affiliation included Bank of America in HK, Comerica Bank, National City Bank, SunTrust Bank, Standard Chartered Bank China, and East West Bank. Henry is a well-rounded banker who has been involved in Investment Banking, Commercial and International Multinational Lending, Treasury Management, Credit Administration, Compliance, Foreign bank relationship management, Trade Finance, and Global Supply Chain. From 2003 through 2007, Yu held Series 7 and 62 Certification from the Financial Industry Regulatory Authority. Henry Yu is also an avid volunteer promoting U.S./China and U.S./Emerging Markets business relationships and transactions. Through Henry’s 25 plus years of coverage on Emerging Markets, Asia, and in particular Greater China, he is a frequent speaker and lecturer on Asian/U.S./China business to universities in Georgia (Emory University, Georgia Tech, Georgia State University, Kennesaw State University, Georgia Perimeter College), and universities in China, namely Sichuan University, Suzhou Institute, Jiliang University, and Jinan University. Henry chairs the Advisory Board of the National Association of Chinese-Americans and is a member of the Global Commerce Council of the Metro Atlanta Chamber. A believer in education and mentorship, Henry sits on the Asian Studies Board of Kennesaw State University, a member of Georgia State University’s China Task Force, and Trustee of Georgia Perimeter College’s Foundation Board. Henry is also President of the Hong Kong Association of Atlanta and works closely with the NYC Office of the HK Economic & Trade Office in NYC. Henry received his BA degree in Economics in 1978 from the University of Michigan and MBA in Finance from the University of Detroit in 1980.

Chen Liming was appointed as a director of the Company on May 1, 2012. Mr. Chen serves as an advisor to AA Wind & Solar Energy Development Group, LLC. Prior to his current position, from February 2009 to October 2010, Mr. Chen participated in a joint venture with Mr. Qiu Youmin, the former designer of Geely Automobile Co., Ltd., and assisted in the development of super mini three seat pure electric vehicles. From June 2008 to July 2009, he participated in the development of Lithium Iron Phosphate Battery with Shanghai Yuankai Group. Mr. Chen served as a Professor of Electrical Engineering at Zhejiang University from 1983 to 1997. In addition, Mr. Chen served as a visiting scholar in the Electrical Engineering Department at Columbia University in New York City from 1981 to 1983 and as a professor in Electrical Engineering at Zhejiang University from 1960 to 1981. Mr. Chen received his bachelor’s degree from Southeast University in Jiangsu, China in 1960.

Family Relationships

No family relationship existed among any of our directors or executive officers.

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

Director Compensation

Each of our directors receives compensation for attending meetings of the Board, as well as committee meetings. The four non-employee directors who served on the Board during fiscal year ended December 31, 2025 (“FY2025”) received aggregate cash fees of $64,698 for their Board and Board committee service during FY2025. The Chair of the Board during FY2025 received an annual cash retainer of $69,573. The Chair of the Board during FY2025 did not receive an additional cash retainer for his membership of the Board committees. Three other non-independent directors who served on the Board during FY2025 received aggregate cash fees of $ 152,282 for their Board service during FY2025.

During FY2025, Henry Yu and Jerry Lewin each received 10,000 restricted shares from the Company.

The restricted shares awards granted to directors were vested on their grant date.

Annual Executive Compensation

The aggregate compensation earned in FY2025, excluding equity-based compensation described below, by Jehn Ming Lim, the Company’s chief financial officer, was $$92,500, and 10,000 restricted shares of the Company. These amounts were paid primarily in U.S. Dollars. Feng Chen, the Company’s chief executive officer, is not paid by the Company during FY2025.

Omnibus Long-Term Incentive Plan

We believe it is customary and competitive practice to include an equity-based element of compensation to the overall compensation package for our named executive officers. We believe that a significant portion of the compensation paid to our named executive officers should be performance-based and therefore at risk. Awards made are granted under the Kandi Technologies Group, Inc. Omnibus Long-Term Incentive Plan (the “Plan”).

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

On May 29, 2015, the Compensation Committee of the Board of Directors of the Company approved the grant of stock options to purchase 4,900,000 shares of ordinary shares at an exercise price of $9.72 per share to the Company’s senior executives. The stock options will vest ratably over three years and expire on the tenth anniversary of the grant date. As of December 31, 2025, 3,000,000 shares have been exercised, and 1,000,000 shares have been forfeited, and 900,000 shares have been expired.

On September 7, 2022, the Compensation Committee of the Board of Directors of the Company approved the grant of stock options to purchase 5,000,000 shares of the Company’s ordinary shares, at an exercise price of $2.07 per share, to the Company’s senior employees. The stock options will vest ratably over three years on October 7, 2023, October 7, 2024 and October 7, 2025, respectively, and expire on the tenth anniversary of the grant date. As of December 31, 2025, 1,666,661 shares have been exercised.

On July 1, 2023, the Compensation Committee of the Board of Directors of the Company approved the grant of stock options to purchase 68,019 shares of the Company’s ordinary shares, at an exercise price of $3.96 per share, to the Company’s employees. The stock options will vest ratably over three years on July 1, 2024, July 1, 2025 and July 1, 2026, respectively, and expire on the tenth anniversary of the grant date. As of December 31, 2025, 59,019 shares have been forfeited.

On December 27, 2024, the shareholders of the Company approved an increase of 10,000,000 shares under the Plan to 33,000,000 ordinary shares at its annual meeting of the stockholders for the fiscal year ended December 31, 2023.

During the fiscal year ended December 31, 2025, Kandi BVI granted an aggregate of 854,756 Ordinary Shares, pursuant to the 2025-2034 Long-Term Incentive Plan (the “Sub-Plan”, as discussed below), the other 900,00 Ordinary Shares under such Sub-Plan have expired.

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

Based on the Executive Plan, such restricted shares (the “Management Incentive Shares”) may be issued in three parts:

●	Part I – Financial Performance Award: the Financial Performance Award is comprised of a total 10,257,072 shares, divided among 12 separate tranches, that are each equivalent to 1% of the outstanding shares of the Company’s ordinary shares as of December 31, 2024 (the “Equity Awards”). Each of the 12 vesting tranches of the Financial Performance Award will vest upon certification by the Board that both (i) the market capitalization milestone for such tranche, and (ii) the operational milestone focused on revenue or the operational milestone focused on profitability for such tranche, has been met.

●	Part II – Strategic Operational Award: during the period when this Executive Plan is effective, equity awards shall also be granted upon the achievement of specific strategic or operational business milestones. These may include, without limitation: (i) the establishment or execution of defined strategic partnerships; and/or (ii) the attainment of cumulative sales targets as determined and approved by the Board.

●	Part III: the Company will grant to the Chief Executive Officer certain stock option to purchase up to 854,756 shares of the Company’s ordinary shares, which is equivalent to 1% of the Company’s total outstanding ordinary shares as of December 31, 2024), at an exercise price equal to the closing price of the Company’s Ordinary Shares on the trading day immediately preceding the date of Board approval. The options shall vest in three equal annual installments over a three-year period, commencing from the date Mr. Chen assumes the role of Chief Executive Officer.

On March 19, 2025, stock options of purchase 854,756 shares, as described within Part III above, have been issued in full to the Company’s Chief Executive Officer.

On September 4, 2025, an aggregate of 641,067 stock award has been issued under Part II, as described above.

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

On January 10, 2023, the Board appointed Dr. Xueqin Dong as the Chief Executive Officer, Dr. Dong was entitled to receive 20,000 shares of the Ordinary Shares annually. On October 10, 2024, Dr. Xueqin Dong was elected to be the Chairman of the Board and was no longer the Chief Executive Officer of the Company. Such employment agreement is filed as Exhibit 4.3 herein.

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

On October 6, 2024, the Company and Mr. Feng Chen (“Mr. Chen”) entered into a three-year-term employment agreement, pursuant to which Mr. Chen shall receive an annual salary in the amount of RMB500,000. He will also receive 20,000 shares of the ordinary shares annually (the “Compensation Package”). On December 1, 2024, the Company and Mr. Feng Chen entered into a supplementary agreement, pursuant to which Mr. Chen voluntarily give up the Compensation Package. Such employment agreement is filed as Exhibit 4.22 herein.

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

Board Meetings and Committee Meeting; Annual Meeting Attendance

During the year ended December 31, 2025, the Board held 1 meeting and acted through unanimous consent on 4 different occasions. In addition, the Audit Committee held 2 meetings; the Nominating and Corporate Governance Committee acted through unanimous consent on 0 occasion; and the Compensation Committee acted through unanimous consent on 3 occasions. During the year ended December 31, 2025, each of the directors attended, in person or by telephone, more than 75% of the Annual Meetings of the Board and the committees on which he or she served. We encourage our Board members to attend our Annual Meetings, but we do not have a formal policy requiring attendance.

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

Compensation Committee

The Compensation Committee currently consists of Chen Liming (Chairman), Henry Yu and Lin Yi, each of whom is independent under NASDAQ listing standards. Mr. Chen currently serves as Chairman of our Compensation Committee. The Compensation Committee is responsible for the administration of all salary, bonus and incentive compensation plans for our officers and key employees. The Compensation Committee reviews and, as it deems appropriate, recommends to the Board policies, practices and procedures relating to the compensation of the officers and other managerial employees and the establishment and administration of employee benefit plans. It advises and consults with the officers of the Company as may be requested regarding managerial personnel policies. The Compensation Committee has the authority to engage independent advisors to assist it in carrying out its duties. We believe that the functioning of our Compensation Committee complies with any applicable requirements of the NASDAQ Global Select Market and SEC rules and regulations. The Compensation Committee operates under a written charter, which is available on our website at http://en.kandivehicle.com/ under the link “Investor Relations”.

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

Nominating and Governance Committee

The Nominating and Corporate Governance Committee (the “Nominating Committee”) currently consists of Lin Yi (Chairman), Henry Yu and Chen Liming, each of whom is independent under NASDAQ listing standards. During fiscal year ended December 31, 2025, Mr. Lin served as Chairman of the Nominating Committee. The responsibilities of the Nominating Committee include: (i) identifying individuals qualified to serve as directors or fill any interim vacancies; (ii) recommending to the Board the selection of director nominees for each meeting of the shareholders at which directors are elected; (iii) advising the Board with respect to the composition, procedures and committees of the Board; and (iv) considering any other corporate governance issues that may arise from time to time, and developing appropriate recommendations for the Board. In recommending nominees to the Board, the Nominating Committee considers various criteria, including the ability of the individual to meet the NASDAQ “independence” requirements, general business experience, general financial experience, knowledge of the Company’s industry (including past industry experience), education, and demonstrated character and judgment. The Nominating Committee uses its, as well as the entire Board’s, network of contacts when compiling a list of potential director candidates and has the authority to engage outside consultants. The Nominating Committee will consider director nominees recommended by a shareholder if the shareholder mails timely notice to the Secretary of the Company at its principal offices, which notice includes (i) the name, age and business address of such nominee, (ii) the principal occupation of such nominee, (iii) a brief statement as to such nominee’s qualifications, (iv) a statement that such nominee consents to his or her nomination and will serve as a director if elected, (v) whether such nominee meets the definition of an “independent” director under the NASDAQ listing standards and (vi) the name, address, class and number of shares of capital stock of the Company held by the nominating shareholder. Any person nominated by a shareholder for election to the Board will be evaluated based on the same criteria as all other nominees. The Nominating Committee operates under a written charter, a copy of which was filed as an exhibit to a Current Report on a Form 8-K, filed November 5, 2007 and is available on our website at http://en.kandivehicle.com/ under the link “Investor Relations”.

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

Effective as of December 1, 2023, our board of directors adopted a Compensation Recover Policy, or the Clawback Policy, providing for the recoupment of certain incentive-based compensation from current and former executive officers of our company in the event we are required to restate any of our financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. A copy of the Clawback Policy has been incorporated by reference into this annual report under Exhibit 97.1.

For the year ended December 31, 2025, there is no outstanding balance of erroneously awarded compensation to be recovered.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information known to us, as of April 10, 2026, relating to the beneficial ownership of shares of ordinary shares by each person who is known by us to be the beneficial owner of more than five percent (5)% of the outstanding shares of ordinary shares; each director; each executive officer; and all executive officers and directors as a group. We believe that all persons named in the table have sole voting and investment power with respect to all shares of ordinary shares shown as being owned by them. The applicable percentages of ownership are based on an aggregate of 100,415,365 shares of our ordinary shares outstanding on April 10, 2026. Unless indicated otherwise, the mailing address of each beneficial owner is Jinhua New Energy Vehicle Town, Jinhua City, Zhejiang Province, China 321016.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Named Executive Officers and Directors
Ordinary Shares	Hu Xiaoming	14,426,481	(1)	14.37%
Ordinary Shares	Chen Feng(2)	-		-
Ordinary Shares	Jehn Ming Lim	1,500		*
Ordinary Shares	Henry Yu	168,510		*
Ordinary Shares	Jerry Lewin	145,000		*
Ordinary Shares	Chen Liming	-		-
Ordinary Shares	Lin Yi	-		-
Ordinary Shares	Dong Xueqin	40,000		*
Ordinary Shares	Wang Lin	13,000		*
All officers and directors		14,794,491		14.73%
Other 5% Stockholders:
Ordinary Shares	Excelvantage Group Limited(3)	12,821,404	(2)	12.77%

*	Less than 1%

(1)	Includes (i) 1,605,077 shares owned directly by Mr. Hu, (ii) 12,821,404 shares owned by Excelvantage Group Limited. As reflected in footnote 3, Mr. Hu may be deemed to be the beneficial owner of these shares.

(2)	Feng Chen was appointed to be the Company’s chief executive officer, effective October 6, 2024.

(3)	On March 29, 2010, Hu Xiaoming, our director, previous Chief Executive Officer, and President, became the sole stockholder of Excelvantage Group Limited. Through his position as the sole stockholder in Excelvantage Group Limited, Mr. Hu has the power to dispose of or direct the disposition of the shares of the ordinary shares in Excelvantage Limited Group. As a result, Mr. Hu may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of ordinary shares.

B. Related Party Transactions

Transactions with Related Parties

On December 5, 2025, Kandi BVI entered into a share transfer agreement (the “Share Transfer Agreement”) with shareholders (“Sellers”) of Rawrr.

Pursuant to the Share Transfer Agreement, the Sellers agreed to sell, and the Company agreed to acquire the entire issued share capital of Rawrr (the “Acquisition”), at a consideration of $23.9 million, which is the fair value of Rawrr as valuated by an independent third party, payable in form of Ordinary Shares. On February 6, 2026, the Company issued 17.7 million Ordinary Shares, at a price of $1.35 per share, which is the average closing prices of Ordinary Shares on Nasdaq Stock Market during the ten (10) trading day period immediately preceding the agreed reference date, September 24, 2025. Kenny Hu, director and Chairman of the board of Rawrr, is son of Xiaoming Hu, a director of the Company and beneficial owner of 14,426,481 Ordinary Shares of the Company. Each of the audit committee of the Company and the board of directors has assessed and approved the Acquisition. The Acquisition was not closed as of December 31, 2025.

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

Under the Policy, the Company’s proposed material related transaction with related persons shall be submitted to the Board for consideration and discussion after an independent director presents his/her approval opinion beforehand. The Audit Committee shall conduct an audit on the related-party transaction and prepare a written opinion and can engage independent financial advisers to issue a report as a basis for its judgment, then submit it to the Board. The Policy states that the Board meeting can be held as long as non-affiliated directors making up a majority of the Board attend, and any resolution made by the Board must be approved by a majority of non-affiliated directors.

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

Dividend Policy

Neither the Company nor our subsidiaries have declared or paid dividends or made any distributions as of the date of this Annual Report. We do not intend to declare dividends or make distributions in the near future. Any determination to pay dividends on our ordinary shares would be at the discretion of our board of directors, subject to applicable laws, and would depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

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

As of the date of this Annual Report, Kandi BVI had 102,492,499 ordinary shares issued and 100,415,365 ordinary shares outstanding.

The rights, privileges, restrictions or conditions attaching to a class of shares may not be modified other than with the approval of the holders of such class, voting separately as a class. Please also see the subsections entitled “Changes to Rights of a Class or Series” and “Voting” below.

B. Memorandum and Articles of Association

General

All of Kandi BVI’s issued and outstanding ordinary shares are issued and credited as fully paid and non-assessable. Kandi BVI’s ordinary shares are issued in registered form and are issued when registered in Kandi BVI’s register of members. Kandi BVI’s shareholders who are non-residents of the British Virgin Islands may freely hold and transfer their ordinary shares.

Register of Members

Under British Virgin Islands law, a share in a British Virgin Islands company is duly issued only when the name of the shareholder is entered in the register of members of a company, and the register of members is by statute regarded as prima facie evidence of the shareholders of a company. A person becomes a shareholder of a British Virgin Islands company and is therefore able to benefit from the rights attaching to such shares, only on the date that such person is entered on the register of members. Upon completion of the Merger, Kandi BVI will immediately update the register of members to record and give effect to the issue of shares by Kandi BVI to Kandi shareholders. Once the register of members of Kandi BVI has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their name. No consents or approvals are required by British Virgin Islands law from any governmental authorities or agencies or other official bodies in the British Virgin Islands in connection with updating the register of members of Kandi BVI.

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

Quorum for General Meetings

A meeting of Members is duly constituted if at the commencement of the Annual Meeting they are present in person or by proxy not less than 50 percent of the votes of the shares or class or series of shares entitled to vote on resolutions of the Kandi BVI shareholders to be considered at the Annual Meeting.

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

Differences in Corporate Law

The BVI Act differs from laws applicable to United States corporations and their shareholders. A summary of the significant differences between the provisions of the BVI Act applicable to us and the laws applicable to companies incorporated in the State of Delaware was disclosed in the Company’s Annual Report on Form 20-F filed with the SEC on April 28, 2025 and incorporated herein by reference.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

British Virgin Islands

There are currently no exchange control regulations in the BVI applicable to us or Kandi BVI’s shareholders.

The PRC

China regulates foreign currency exchanges primarily through the following rules and regulations:

●	Foreign Currency Administration Rules of 1996, as amended; and

●	Administrative Rules of the Settlement, Sale and Payment of Foreign Exchange of 1996.

As we disclosed in the risk factors above, Renminbi is not a freely convertible currency at present. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service-related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of SAFE.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our equity securities. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We will also furnish with the SEC, on Form 6-K, unaudited financial information with respect to our first two fiscal quarters. Information filed with or furnished with the SEC by us will be available on our website. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

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

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the effectiveness of these hedges may be limited, and we may not be able to successfully hedge our exposure. Accordingly, we may incur economic losses in the future due to foreign exchange rate fluctuations, which could have a negative impact on our financial condition and results of operations.

Interest Rate Risk

We had cash, cash equivalents, restricted cash and certificate of deposit totaling $211.9 million as of December 31, 2025. Cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. As of December 31, 2025, we had $30.8 million of short-term bank loans outstanding, which are fixed rate instruments. Our exposure to interest rate risk primarily relates to the interest income generated from cash held in bank deposits and notes receivable, and interest expenses generated from short-term bank loans. We believe that we do not have any material exposure to changes in fair value as a result of changes in interest rates due to the short-term nature of our cash equivalents. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates.

Inflation Rate Risk

According to the Consumer Price Index (CPI) released by National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2025, 2024 and 2023 were increases of 0.0%, 0.2% and 0.2%, respectively.

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

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Company manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. To minimize credit risk, the Company normally requires prepayment from the customers prior to begin production or delivery products. The Company identifies credit risk collectively based on industry, geography and customer type. This information is monitored regularly by management.

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

The Company has evaluated, under the participation of the Company’s Chief Executive Officer and the Chief Financial Officer, the effectiveness of disclosure controls and procedures as of December 31, 2025. Based on our evaluation, we concluded that the Company’s disclosure controls were effective as of December 31, 2025. In designing and evaluating the disclosure controls and procedures, the Company’s management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and the Company’s management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

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

Management conducted an assessment of the effectiveness of our system of ICFR as of December 31, 2025, the last day of our fiscal year of 2025. This assessment was based on criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013 (the “2013 COSO Framework”) and included an evaluation of elements such as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment. Based on management’s evaluation under the 2013 COSO Framework, management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2025 based on those criteria.

We reviewed the results of management’s assessment with the Audit Committee of our Board of Directors.

(c) Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, ARK Pro CPA & Co, has audited the effectiveness of our ICFR as of December 31, 2025 as stated in their report which is attached to the auditors’ reports included under Item 18 of this annual report.

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

The following table represents the aggregate fees from our current and previous principal accounting firm, ARK, for the years ended December 31, 2025 and 2024, respectively.

	2025	2024
Audit Fees	$440,000	$390,000
Audit Related Fees	$-	$-
Tax Fees	$-	$-
All other fees	$8,577	$1,872
TOTAL FEES	$448,577	$391,872

Audit Fees — This category includes the audit of our annual financial statements and services that are normally provided by independent auditors in connection with engagements for those fiscal years.

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

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company has not repurchased any ordinary shares during the fiscal year ended December 31, 2025.

On November 21, 2023, the board of directors had authorized the repurchase of up to $30 million worth of the Company’s ordinary shares in open market transactions or in privately negotiated transactions. As of December 31, 2024, the Company had repurchased a total of 2,077,134 ordinary shares at an average per share price of $2.11 per share under the repurchase plan. As of December 31, 2025, such repurchase plan has ended.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

Item 16G. CORPORATE GOVERNANCE

The Company’s corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Global Select Market other than disclosed below.

NASDAQ Listing Rule 5615(a)(3) permits a Foreign Private Issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to disclose third party director and nominee compensation set forth in Rule 5250(b)(3), and the requirement to distribute annual and interim reports set forth in Rule 5250(d), provided, however, that such a Foreign Private Issuer shall follow the following NASDAQ Listing Rules: comply with the Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), the Diverse Board Representation Rule (Rule 5605(f)), the Board Diversity Disclosure Rule (Rule 5606), have an Audit Committee that satisfies Rule 5605(c)(3), and ensure that such Audit Committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii). Except as provided in this paragraph, a Foreign Private Issuer must comply with the requirements of the Rule 5000 Series.

.

In accordance with NASDAQ Listing Rule 5615(a)(3), the Company has elected to follow the Company’s home country rules under the laws of the British Virgin Islands from time to time in lieu of the requirements of the Rule 5600 Series of the NASDAQ Stock Market Marketplace Rules which are listed below:

1.	Rule 5605(b), pursuant to which (i) a majority of the board of directors must be comprised of independent directors, and (ii) the independent directors must have regularly scheduled meetings at which only independent directors are present.

2.	Rule 5605(c), pursuant to which each company must have, and certify that it has and will continue to have, an Audit Committee of at least three members, each of whom must meet criteria set forth in Rule 5605(c)(2)(A).

3.	Rule 5605(d), pursuant to which each company must (i) certify that it has adopted a formal written Compensation Committee charter and that the Compensation Committee will review and reassess the adequacy of the formal written charter on an annual basis, and (ii) have, and certify that it has and will continue to have, a Compensation Committee of at least two members, each of whom must be an independent director.

4.	Rule 5605(e), pursuant to which director nominees must be selected, or recommended for the board of director’s selection, either by independent directors constituting a majority of the board of director’s independent directors in a vote in which only independent directors participate, or a nominations committee comprised solely of independent directors.

5.	Rule 5620(a), pursuant to which each company listing Ordinary Shares or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.

6.	Rule 5620(b), pursuant to which each company that is not a limited partnership shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq.

7.	Rule 5620(c), pursuant to which each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of the holders of Ordinary Shares; provided, however, that in no case shall such quorum be less than 33 1/3 % of the outstanding shares of the company’s common voting stock.

8.	Rule 5630, pursuant to which each company that is not a limited partnership shall conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company’s Audit Committee or another independent body of the board of directors.

9.	Rule 5635(a), pursuant to which shareholder approval is required in certain circumstances prior to the issuance of securities in connection with the acquisition of the stock or assets of another company.

10.	Rule 5635(b), pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

11.	Rule 5635(c), pursuant to which shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

12.	Rule 5635(d), pursuant to which shareholder approval is required prior to the issuance of securities in connection with a transaction, other than a public offering, involving the sale, issuance or potential issuance by the company of Ordinary Shares (or securities convertible into or exercisable for Ordinary Shares), which alone or together with sales by officers, directors or Substantial Shareholders of the company equals 20% or more of Ordinary Shares or 20% or more of the voting power outstanding before the issuance, at a price less than the lower of (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the Ordinary Shares (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement.

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

The Company believes that the Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Policy is filed as Exhibit 11.1 to the Company’s Annual Report on Form 20-F filed on April 28, 2025.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes for the fiscal year ended December 31, 2025 are included in this Annual Report beginning on page F-1.

Item 19. EXHIBITS.

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association. [Incorporated by reference from Appendix B to the Company’s proxy statement/prospectus on Form F-4 filed on October 14, 2022]

2.1	Share Exchange Agreement, dated June 29, 2007, by and among Stone Mountain Resources, Inc., Continental Development Limited and Excelvantage Group Limited. [Incorporated by reference from Exhibit 2.1 to the Company Predecessor’s Current Report on Form 8-K filed on July 6, 2007]

2.2	Agreement and Plan of Merger and Reorganization by and among Kandi Technologies Group, Inc., and Kandi Technologies Mergerco Inc. [Incorporated by reference from Appendix A to the Company’s proxy statement/prospectus on Form F-4 filed on October 14, 2022]

2.3	Description of Securities [incorporated by reference from Exhibit 2.3 to the Company’s Annual Report on Form 20-F filed on April 28, 2025]

4.1	Kandi Technologies, Corp. Amended and Restated 2008 Omnibus Long-Term Incentive Plan [incorporated by reference from Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed on April 28, 2025]

4.2	Form of the Director Agreement [Incorporated by reference from Exhibit 10.1 to the Company Predecessor’s Annual Report on Form 10-K filed on March 16, 2015]

4.3	Employment Agreement by and between the Company and Xueqin Dong [incorporated by reference from Exhibit 4.3 to the Company’s Annual Report on Form 20-F filed on April 28, 2025]

4.4	English Translation of the Share Transfer Agreement by and between Zhejiang Kandi Technologies Group Co., Ltd. and Mr. Wang Xinhuo dated December 12, 2017 [Incorporated by reference from Exhibit 10.18 to the Company Predecessor’s Annual Report on Form 10-K filed on March 16, 2018]

4.5	English Translation of the Supplementary Agreement by and between Zhejiang Kandi Technologies Group Co., Ltd. and Mr. Wang Xinhuo dated December 12, 2017 [Incorporated by reference from Exhibit 10.19 to the Company Predecessor’s Annual Report on Form 10-K filed on March 16, 2018]

4.6	Membership Interest Transfer Agreement of Sportsman Country, LLC by and between David Shan, Johnny Tai and Kandi Technologies Group, Inc. dated May 31, 2017 (Bilingual) [Incorporated by reference from Exhibit 10.15 to the Company Predecessor’s Annual Report on Form 10-K filed on March 15, 2019]

4.7	Equity Transfer Agreement by and between Zhejiang Kandi Technologies Group Co., Ltd. and Geely Technology Group Co., Ltd., dated March 21, 2019 [Incorporated by reference from Exhibit 10.1 to the Company Predecessor’s Quarterly Report on Form 10-Q filed on May 10, 2019]

4.8	English translation of the land repurchase agreement for the Jinhua premise, dated as of March 10, 2020, by and between Zhejiang Kandi Technologies Group Co., Ltd. and Administrative Committee of Jinhua Economic and Technological Development Zone.(1) [Incorporated by reference from Exhibit 10.16 to the Company Predecessor’s Annual Report on Form 10-K filed on April 28, 2020]

4.9	Employment Agreement by and between the Company and Jehn Ming Lim dated as of May 15, 2020 [Incorporated by reference from Exhibit 10.1 to the Company Predecessor’s Current Report on Form 8-K filed on May 21, 2020]

4.10	Form of Securities Purchase Agreement in connection with the Registered Direct offering closed on November 12, 2020 [Incorporated by reference from Exhibit 10.1 to the Company Predecessor’s Current Report on Form 8-K filed on November 10, 2020]

4.11	Placement Agent Agreement in connection with the Registered Direct offering closed on November 12, 2020 [Incorporated by reference from Exhibit 10.2 to the Company Predecessor’s Current Report on Form 8-K filed on November 10, 2020]

4.12	Form of Securities Purchase Agreement in connection with the Registered Direct offering closed on November 23, 2020 [Incorporated by reference from Exhibit 10.1 to the Company Predecessor’s Current Report on Form 8-K filed on November 20, 2020]

4.13	Placement Agent Agreement in connection with the Registered Direct offering closed on November 23, 2020 [Incorporated by reference from Exhibit 10.2 to the Company Predecessor’s Current Report on Form 8-K filed on November 20, 2020]

4.14	Equity Transfer Agreement by and between Zhejiang Kandi Technologies Group Co., Ltd. and Geely Technology Group Co., Ltd., dated February 18, 2021. [Incorporated by reference from Exhibit 10.22 to the Company Predecessor’s Annual Report on Form 10-K filed on March 30, 2021]

4.15	English Translated Version of the Transfer Agreement Between Mr. Hu and Zhejiang Kandi Technologies Group Co., Ltd. Regarding the 50% Equity Interests Transfer in the VIE Dated March 7, 2022. [Incorporated by reference from Exhibit 10.23 to the Company Predecessor’s Annual Report on Form 10-K filed on March 15, 2022]

4.16	English Translation of the Share Transfer Agreement by and between Zhejiang Kandi Technologies Group Co., Ltd. and Shareholders of Jiangxi Province Huiyi New Energy Co., Ltd. dated July 13, 2021. [Incorporated by reference from Exhibit 10.1 to the Company Predecessor’s Current Report on Form 8-K filed on July 19, 2021]

4.17	English Translation of the Supplementary Agreement by and between Zhejiang Kandi Technologies Group Co., Ltd. and Shareholders of Jiangxi Province Huiyi New Energy Co., Ltd. dated July 13, 2021. [Incorporated by reference from Exhibit 10.2 to the Company Predecessor’s Current Report on Form 8-K filed on July 19, 2021]

4.18	English Translation of the Equity Incentive Agreement by and among the Company and certain receiving parties, dated March 13, 2023. [Incorporated by reference from Exhibit 10.26 to the Company Predecessor’s Annual Report on Form 10-K filed on March 16, 2023]

4.19	Equity Transfer Agreement by and between SC Autosports, LLC and Olen Rice. [Incorporated by reference from Exhibit 10.1 to the Company Predecessor’s Quarterly Report on Form 10-Q filed on August 8, 2023]

4.20	English Translation of the Agreement on Termination of the Make Good Shares by and between Zhejiang Kandi Technologies Group Co., Ltd and the Former Shareholders of Jiangxi Province Huiyi New Energy Co., Ltd dated August 3, 2023. [Incorporated by reference from Exhibit 10.2 to the Company Predecessor’s Quarterly Report on Form 10-Q filed on August 8, 2023]

4.21	Supplementary Agreement to Equity Incentive Agreement on Project of Crossover Golf Carts by and between Kandi Technologies Group, Inc. and Project Management Team of Kandi Electric Vehicles (Hainan) Co., Ltd. [Incorporated by reference from Exhibit 10.1 to the Company Predecessor’s Quarterly Report on Form 10-Q filed on November 8, 2023]

4.22	Employment Agreement between the Company and Feng Chen. [incorporated by reference from Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed on April 28, 2025]

4.23	Employment Agreement between the Company and Jehn Ming Lim [Incorporated by reference from Exhibit 10.25 to the Company Predecessor’s Annual Report on Form 10-K filed on March 14, 2024]

4.24	Supplementary Agreement to the Equity Transfer Agreement of Northern Group, Inc. by and between SC Autosports, LLC And Olen Rice [Incorporated by reference from Exhibit 10.26 to the Company Predecessor’s Annual Report on Form 10-K filed on March 14, 2024]

4.25	Termination of Equity Transfer Agreement between SC Autosports, LLC and Olen Rice. [incorporated by reference from Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed on April 28, 2025]

4.26	Employment Agreement with Xiaoming Hu [incorporated by reference from Exhibit 10.2 to the Company Predecessor’s Annual Report on Form 10-K filed on March 14, 2024]

4.27	Kandi Technologies Group, Inc. 2025-2034 Long-Term Incentive Plan [incorporated by reference from Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed on April 28, 2025]

4.28	Share Transfer Agreement by and between the Company and Rawrr, Inc.(1)(2) †

8.1	List of Subsidiaries †

11.1	Insider Trading Policy of the Company. [incorporated by reference from Exhibit 11.1 to the Company’s Annual Report on Form 20-F filed on April 28, 2025]

11.2	Code of Business Conduct and Ethics. [Incorporated by reference from Exhibit 14.1 to the Company Predecessor’s Annual Report on Form 10-K filed on March 16, 2015]

12.1	Certification of CEO pursuant to Rule 13a-14 under the Securities Exchange Act of 1934. †

12.2	Certification of CFO pursuant to Rule 13a-14 under the Securities Exchange Act of 1934. †

13.1	Certifications of CEO and CFO pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. †

15.1	Consent of ARK Pro CPA & Co.

97.1	Compensation Recovery Policy of Kandi Technologies Group, Inc. [Incorporated by reference from Exhibit 97.1 to the Company Predecessor’s Annual Report on Form 10-K filed on March 14, 2024]

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

†	Exhibits filed herewith.

(1)	Certain portion of the exhibit has been omitted in accordance with the provisions of Item 601(b)(2)(ii) of Regulation S-K.

(2)	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf, in Jinhua, China on April 28, 2026.

KANDI TECHNOLOGIES GROUP, INC.

April 28, 2026	By:	/s/ Feng Chen
Feng Chen
President and Chief Executive Officer

KANDI TECHNOLOGIES GROUP, INC.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025, 2024 and 2023

KANDI TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: Board of Directors and Stockholders of

Kandi Technologies Group, Inc.

Opinions on the Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Kandi Technologies Group, Inc. (the “Company”) as of December 31, 2024 and 2025, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

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

Critical Audit Matter

The critical audit matter communicated below is matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Inventory

Critical Audit Matter Description

The Company values inventory using the lower of cost or net realizable value. Net realizable value is generally based on the selling price expectations of the merchandise. The Company regularly reviews inventory to determine if the carrying value of the inventory exceeds net realizable value and when determined necessary, records a reserve to reduce the carrying value to net realizable value. As of December 31, 2025, the Company’s inventories amounted to $26,360,506, net of reserves for slow-moving or potential obsolescence of $51,348,487.

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

Hong Kong, China

April 28, 2026

KANDI TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2025	December 31, 2024

CURRENT ASSETS
Cash and cash equivalents	$35,531,096	$37,307,867
Restricted cash	93,495,277	83,530,443
Certificate of deposit	82,917,554	5,481,329
Accounts receivable (net of allowance for doubtful accounts of $2,991,001 and $3,680,803 as of December 31, 2025 and December 31, 2024, respectively)	22,478,579	26,462,884
Inventories	26,360,506	51,268,075
Notes receivable	183,230	346,202
Other receivables	32,805,705	144,721,398
Prepayments and prepaid expense	2,613,301	4,967,736
Advances to suppliers	4,692,318	562,094
TOTAL CURRENT ASSETS	301,077,566	354,648,028

NON-CURRENT ASSETS
Property, plant and equipment, net	58,604,740	63,503,610
Intangible assets, net	318,263	3,893,128
Land use rights, net	2,613,115	2,586,628
Construction in progress	61,651	-
Deferred tax assets	2,762,416	6,496,863
Long-term investment	1,856,536	1,413,065
Goodwill	22,491,482	31,182,116
Other long-term assets	9,876,537	10,173,183
TOTAL NON-CURRENT ASSETS	98,584,740	119,248,593

TOTAL ASSETS	$399,662,306	$473,896,621

CURRENT LIABILITIES
Accounts payable	$22,106,022	$25,475,725
Other payables and accrued expenses	51,744,834	8,544,046
Short-term loans	30,750,924	37,528,831
Notes payable	16,477,037	41,620,702
Income tax payable	1,103,942	1,430,612
Other current liabilities	6,233,456	5,794,987
TOTAL CURRENT LIABILITIES	128,416,215	120,394,903

NON-CURRENT LIABILITIES
Long-term loans	-	5,706,510
Deferred taxes liability	857,370	524,903
Other long-term liabilities	328,373	640,839
TOTAL NON-CURRENT LIABILITIES	1,185,743	6,872,252

TOTAL LIABILITIES	129,601,958	127,267,155

STOCKHOLDER’S EQUITY
Ordinary Shares, $0.001 par value; 100,000,000 shares authorized; 84,782,499 and 87,552,800 shares issued and 82,705,365 and 85,475,666 outstanding at December 31,2025 and December 31,2024, respectively	84,782	87,553
Less: Treasury stock (2,077,134 shares with average price of $2.11 at December 31, 2025 and December 31, 2024)	(4,385,882)	(4,385,882)
Additional paid-in capital	470,810,948	463,922,873
Accumulated deficit (the restricted portion is $4,422,033 and $4,422,033 at December 31, 2025 and December 31, 2024, respectively)	(160,712,269)	(66,828,296)
Accumulated other comprehensive loss	(35,736,487)	(48,097,215)
TOTAL KANDI TECHNOLOGIES GROUP, INC. STOCKHOLDERS’ EQUITY	270,061,092	344,699,033

Non-controlling interests	(744)	1,930,433
TOTAL STOCKHOLDERS’ EQUITY	270,060,348	346,629,466

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$399,662,306	$473,896,621

See notes to consolidated financial statements.

KANDI TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

	Years Ended
	December 31, 2025	December 31, 2024	December 31, 2023

REVENUES, NET	$87,439,981	127,569,613	123,599,232

COST OF GOODS SOLD	(50,148,318)	(88,299,242)	(82,229,209)

GROSS PROFIT	37,291,663	39,270,371	41,370,023

OPERATING EXPENSE:
Research and development	(7,621,559)	(4,995,940)	(4,265,176)
Selling and marketing	(16,674,434)	(21,237,864)	(13,335,950)
General and administrative	(54,392,589)	(57,683,262)	(35,381,496)
Impairment of goodwill	(9,716,799)	-	(496,981)
Impairment of long-lived assets	(6,061,289)	(24,135,226)	(942,591)
TOTAL OPERATING EXPENSE	(94,466,670)	(108,052,292)	(54,422,194)

LOSS FROM OPERATIONS	(57,175,007)	(68,781,921)	(13,052,171)

OTHER INCOME (EXPENSE):
Interest income	8,690,914	10,046,204	9,984,558
Interest expense	(1,886,319)	(2,195,618)	(1,327,341)
Change in fair value of contingent consideration	-	2,693,000	1,803,000
Government grants	1,873,209	1,620,632	2,017,551
Other (loss) income, net	(43,135,872)	537,966	4,047,074
TOTAL OTHER (EXPENSE) INCOME , NET	(34,458,068)	12,702,184	16,524,842

(LOSS) INCOME BEFORE INCOME TAXES	(91,633,075)	(56,079,737)	3,472,671

INCOME TAX (EXPENSE) BENEFIT	(3,936,867)	5,129,391	(1,802,904)

NET (LOSS) INCOME	(95,569,942)	(50,950,346)	1,669,767

LESS: NET (LOSS) INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(1,685,969)	(454,683)	1,662,635

NET (LOSS) INCOME ATTRIBUTABLE TO KANDI TECHNOLOGIES GROUP, INC. STOCKHOLDERS	(93,883,973)	(50,495,663)	7,132

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	12,360,728	(11,127,149)	(8,636,827)

COMPREHENSIVE LOSS	$(83,209,214)	$(62,077,495)	$(6,967,060)

WEIGHTED AVERAGE SHARES OUTSTANDING BASIC	83,611,267	86,317,058	78,781,094
WEIGHTED AVERAGE SHARES OUTSTANDING DILUTED	83,611,267	86,317,058	79,902,891

NET (LOSS) INCOME PER SHARE, BASIC	$(1.14)	$(0.59)	$0.02
NET (LOSS) INCOME PER SHARE, DILUTED	$(1.14)	$(0.59)	$0.02

NET (LOSS) INCOME ATTRIBUTABLE TO KANDI TECHNOLOGIES GROUP, INC. STOCKHOLDERS PER SHARE, BASIC	$(1.12)	$(0.59)	$0.00
NET (LOSS) INCOME ATTRIBUTABLE TO KANDI TECHNOLOGIES GROUP, INC. STOCKHOLDERS PER SHARE, DILUTED	$(1.12)	$(0.59)	$0.00

See notes to consolidated financial statements.

KANDI TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

	Number of Outstanding Shares	Ordinary Shares	Treasury Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income （Loss）	Non-controlling interests	Total
BALANCE AS OF DECEMBER 31, 2022	77,668,730	$77,669	$(9,807,820)	$451,373,645	$(16,339,765)	$(28,333,239)	$722,481	$397,692,971

Stock issuance and award	11,685,968	11,686	-	9,357,192	-	-	-	9,368,878
Stock-based compensation	-	-	-	3,476,058	-	-	-	3,476,058
Stock buyback	-	-	(507,013)	(3,731)	-	-	-	(510,744)
Cancellation of the Treasury Stock	(3,488,559)	(3,489)	9,807,820	(9,804,331)	-	-	-	-
Stock option exercise	1,666,661	1,667	-	3,448,322	-	-	-	3,449,989
Net income	-	-	-	-	7,132	-	1,662,635	1,669,767
Foreign currency translation	-	-	-	-	-	(8,636,827)	-	(8,636,827)

BALANCE AS OF DECEMBER 31, 2023	87,532,800	$87,533	$(507,013)	$457,847,155	$(16,332,633)	$(36,970,066)	$2,385,116	$406,510,092

Stock issuance and award	20,000	20	-	4,532,762	-	-	-	4,532,782
Stock-based compensation	-	-	-	1,584,443	-	-	-	1,584,443
Stock buyback	-	-	(3,878,869)	(41,487)	-	-	-	(3,920,356)
Net loss	-	-	-	-	(50,495,663)	-	(454,683)	(50,950,346)
Foreign currency translation	-	-	-	-	-	(11,127,149)	-	(11,127,149)

BALANCE AS OF DECEMBER 31, 2024	87,552,800	$87,553	$(4,385,882)	$463,922,873	$(66,828,296)	$(48,097,215)	$1,930,433	$346,629,466

Stock issuance and award	1,181,067	1,180	-	6,451,152	-	-	-	6,452,332
Stock-based compensation	-	-	-	1,025,646	-	-	-	1,025,646
Cancellation of the escrow shares	(3,951,368)	(3,951)	-	3,951	-	-	-	-
Acquisition of non-controlling interests	-	-	-	(592,674)	-	-	(245,208)	(837,882)
Net loss	-	-	-	-	(93,883,973)	-	(1,685,969)	(95,569,942)
Foreign currency translation	-	-	-	-	-	12,360,728	-	12,360,728

BALANCE AS OF DECEMBER 31, 2025	84,782,499	$84,782	$(4,385,882)	$470,810,948	$(160,712,269)	$(35,736,487)	$(744)	$270,060,348

See notes to consolidated financial statements.

KANDI TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

	Years Ended
	December 31, 2025	December 31, 2024	December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(95,569,942)	$(50,950,346)	$1,669,767
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation and amortization	5,701,609	12,021,015	11,913,647
Impairments	15,778,088	45,499,258	1,439,573
Provision of allowance for doubtful accounts	(812,236)	884,134	656,330
Deferred taxes	3,735,568	(6,140,342)	203,236
Loss from long-term Investment	1,486,851	(419,114)	141,389
Loss from disposal of a subsidiary	-	2,826,213	-
Change in fair value of contingent consideration	-	(2,693,000)	(1,803,000)
Stock award and stock-based compensation expense	7,121,078	7,114,524	11,059,801

Changes in operating assets and liabilities:

Accounts receivable	4,855,109	(29,770,703)	10,560,521
Notes receivable	(596,732)	131,350,242	(123,992,862)
Inventories	25,651,304	(11,581,779)	(21,531,323)
Other receivables and other assets	115,160,725	(141,311,335)	5,165,337
Advances to supplier and prepayments and prepaid expenses	(1,557,572)	(1,095,052)	1,491,762

Increase (Decrease) In:
Accounts payable	54,279,618	79,040,317	38,603,301
Other payables and accrued liabilities	41,864,485	3,315,701	(5,062,494)
Notes payable	(79,804,260)	(55,334,895)	(32,629,627)
Income tax payable	(486,351)	(575,250)	954,006
Net cash provided by (used in) operating activities	$96,807,342	$(17,820,412)	$(101,160,636)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment, net	(428,840)	(934,985)	(13,172,512)
Payment for construction in progress	(41,878)	-	(75,185)
Certificate of deposit	(75,138,798)	27,831,121	45,244,390
Acquisition (Disposal) of NGI	-	(157,211)	282,135
Long-term Investment	(1,858,990)	(1,015,836)	-
Net cash (used in) provided by investing activities	$(77,468,506)	$25,723,089	$32,278,828

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term loans	21,371,060	66,203,360	23,420,534
Repayments of short-term loans	(29,508,010)	(37,489,677)	(19,709,663)
Repayments of long-term loans	(5,706,510)	(2,284,081)	(46,426)
Proceeds from long-term loans	-	-	8,225,000
Acquisition of non-controlling interests	(709,644)	-	-
Purchase of treasury stock	-	(3,920,356)	(510,745)
Proceeds from exercises stock options, stock awards and other financing	-	-	3,449,988
Net cash (used in) provided by financing activities	$(14,553,104)	$22,509,246	$14,828,688

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	$4,785,732	$30,411,923	$(54,053,120)
Effect of exchange rate changes	$3,402,331	$(3,203,681)	$(3,357,083)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	$120,838,310	$93,630,068	$151,040,271

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$129,026,373	$120,838,310	$93,630,068
-CASH AND CASH EQUIVALENTS AT END OF PERIOD	35,531,096	37,307,867	33,756,941
-RESTRICTED CASH AT END OF PERIOD	93,495,277	83,530,443	59,873,127

SUPPLEMENTARY CASH FLOW INFORMATION
Income taxes paid	$687,649	$859,673	$311,504
Interest paid	$1,648,877	$1,737,738	$965,025

SUPPLEMENTAL NON-CASH DISCLOSURES:
Ordinary Shares issued for settlement of payables related to acquisitions (see Note 18)	$-	$-	$1,812,005

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

The Company’s organizational chart as of the date of this report is as follows:

Operating Subsidiaries

Zhejiang Kandi Technologies originally is entitled to 100% of the economic benefits, voting rights and residual interests (100% of profits and losses) of Jinhua Kandi YunGongMao Co., Ltd (formerly known as Jinhua Kandi New Energy Vehicles Co., Ltd.) (“Kandi New Energy”) through certain variable interest entity structure. Effective March 14, 2022, Mr. Hu Xiaoming transferred his 50% equity interests of Kandi New Energy to Zhejiang Kandi Technologies. As a result, Kandi New Energy has become a wholly-owned subsidiary of Zhejiang Kandi Technologies.

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

On March 4, 2019, in order to build a logistics network composed of suppliers, manufacturers, warehouses, distribution centers and channel providers, meeting the needs of improving production and operation efficiency, the Company participated in the formation of Zhejiang Kandi Supply Chain Management Co., Ltd. (“Supply Chain Company”). Zhejiang Kandi Technologies has 10% ownership interest in Supply Chain Company, the remaining 90% is owned by unrelated other parties. As of the date of this report, Zhejiang Kandi Technologies has not made any capital contribution to Supply Chain Company since the contribution is not yet due as the relevant per PRC regulations and is not involved in its operations. The Company deemed that Supply Chain Company is not a related party with the analysis in accordance with ASC 850-10.

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

During January 2021, SC Autosports established a wholly owned subsidiary, Kandi America Investment, LLC (“Kandi Investment”) in Dallas.

On July 13, 2021, Zhejiang Kandi Technologies entered into a Share Transfer Agreement and Supplementary Agreement with three individual shareholders of Jiangxi Province Huiyi New Energy Co., Ltd. (“Jiangxi Huiyi”) to acquire 100% equity of Jiangxi Huiyi. The acquisition was consummated on October 31, 2021.

On February 15, 2022, Kandi Hainan and Jiangsu Xingchi signed a joint venture agreement, the two parties jointly invested RMB 30,000,000 (approximately $4.6 million) in Haikou, Hainan (of which Kandi Hainan owns 66.7% and Jiangsu Xingchi owns 33.3%) to establish Hainan Kandi Holding New Energy Technology Co., Ltd. (“Hainan Kandi Holding”). In September 2025, pursuant to an equity transfer agreement dated August 31, 2025, Jiangsu Xingchi transferred its 33.3% equity interest in Hainan Kandi Holding to Kandi Hainan for a consideration of RMB 5,100,000 (approximately $710,000). Following the transaction, Hainan Kandi Holding becomes a wholly owned subsidiary of Kandi Hainan.

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

In July 2025, Zhejiang Kandi Technologies and an unrelated third party jointly established LiaoWangTa, of which Zhejiang Kandi Technologies owns 51% and such unrelated third party owns 49%. LiaoWangTa has initiated the operations at a small scale and its operation is currently immaterial to the Company’s consolidated results.

In September 2025, Zhejiang Kandi Technologies established a wholly owned subsidiary, Kandi Ruiyan Technology (Hangzhou) Co., Ltd. (“Ruiyan”). Ruiyan has initiated the operations at a small scale and its operation is currently immaterial to the Company’s consolidated results.

In December 2025, Zhejiang Kandi Technologies and an unrelated third party jointly established Zhejiang Kandi Qinglang Technology Co., Ltd. (“Kandi Qinglang”), of which Zhejiang Kandi Technologies owns 85% and such unrelated third party owns 15%. Kandi Qinglang has initiated the operations at a small scale and its operation is currently immaterial to the Company’s consolidated results.

On December 5, 2025, Kandi BVI entered into a share transfer agreement (the “Share Transfer Agreement”) with shareholders (“Sellers”) of Rawrr. Pursuant to the Share Transfer Agreement, the Sellers agreed to sell, and the Company agreed to acquire the entire issued share capital of Rawrr (the “Acquisition”), at a consideration of $23.9 million, which is the fair value of Rawrr as valuated by an independent third party, payable in form of Ordinary Shares. On February 6, 2026, the Company issued 17.7 million Ordinary Shares, at a price of $1.35 per share, which is the average closing prices of Ordinary Shares on Nasdaq Stock Market during the ten (10) trading day period immediately preceding the agreed reference date, September 24, 2025. The Acquisition was not closed as of December 31, 2025.

NOTE 2 - LIQUIDITY

The Company had working capital of $172,661,351 as of December 31, 2025, a decrease of $61,591,774 from the working capital of $234,253,125 as of December 31, 2024. As of December 31, 2025 and December 31, 2024, the Company’s cash and cash equivalents were $35,531,096 and $37,307,867, respectively, and the Company’s restricted cash was $93,495,277 and $83,530,443, respectively. As of December 31, 2025 and December 31, 2024, the Company had multiple certificates of deposit with a total amount of $82,917,554 and $5,481,329, respectively. These certificates of deposit have an annual interest rate from 1.50% to 2.40% which can be transferred when necessary, without any penalty or any loss of interest and principal.

Although the Company expects that most of its outstanding trade receivables from customers will be collected in the next twelve months, there are uncertainties with respect to the timing in collecting these receivables.

The Company’s primary need for liquidity stems from its need to fund working capital requirements of the Company’s businesses, its capital expenditures and its general operations, including debt repayment. The Company has historically financed its operations through short-term commercial bank loans from Chinese banks, as well as its ongoing operating activities by using funds from operations, external credit or financing arrangements. Currently the Company has sufficient cash in hand to meet the existing operational needs, but the credit line is retained and can be utilized timely when the Company has special capital needs. The PRC subsidiaries had $30.7 million short-term bank loans outstanding as of December 31, 2025.

NOTE 3 - BASIS OF PRESENTATION

The Company’s financial statements and notes are the representations of the Company’s management. Accounting policies adopted by the Company conform to generally accepted accounting principles in the United States and have been consistently applied in the Company’s presentation of its financial statements.

NOTE 4 - PRINCIPLES OF CONSOLIDATION

The Company’s consolidated financial statements reflect the accounts of the Company and its ownership interests in the following subsidiaries:

(1)	Continental Development Limited (“Continental”), a wholly-owned subsidiary of the Company, incorporated under the laws of Hong Kong;

(2)	Zhejiang Kandi Technologies, a wholly-owned subsidiary of Continental, incorporated under the laws of the PRC;

(3)	Jinhua Kandi YunGongMao Co., Ltd, a wholly owned subsidiary of Zhejiang Kandi Technologies, incorporated under the laws of the PRC;

(4)	Kandi Electric Vehicles (Hainan) Co., Ltd. (“Kandi Hainan”), a subsidiary 55% owned by Kandi New Energy and 45% owned by Zhejiang Kandi Technologies, incorporated under the laws of the PRC;

(5)	Zhejiang Kandi Smart Battery Swap Technology Co., Ltd (“Kandi Smart Battery Swap”), a wholly-owned subsidiary of Zhejiang Kandi Technologies, incorporated under the laws of the PRC;

(6)	Yongkang Scrou Electric Co, Ltd. (“Yongkang Scrou”), a wholly-owned subsidiary of Kandi Smart Battery Swap, incorporated under the laws of the PRC;

(7)	SC Autosports (d/b/a Kandi America), a wholly-owned subsidiary of the Company, formed under the laws of the State of Texas, USA;

(8)	China Battery Exchange (Zhejiang) Technology Co., Ltd. (“China Battery Exchange”), a wholly-owned subsidiary of Zhejiang Kandi Technologies, and its subsidiaries, incorporated under the laws of the PRC;

(9)	Kandi America Investment, LLC (“Kandi Investment”), a wholly-owned subsidiary of SC Autosports formed under the laws of the State of Texas, USA;

(10)	Jiangxi Province Huiyi New Energy Co., Ltd. (“Jiangxi Huiyi”) and its subsidiaries, a wholly-owned subsidiary of Zhejiang Kandi Technologies, incorporated under the laws of the PRC; and

(11)	Hainan Kandi Holding New Energy Technology Co., Ltd. (“Hainan Kandi Holding”), a subsidiary of Kandi Hainan, incorporated under the laws of the PRC; Kandi Hainan owns 66.7% and a non-affiliate, Jiangsu Xingchi owns 33.3% of Hainan Kandi Holding. Consequently, effective February 15, 2022, non-controlling interests of an aggregate of 33.3% of the equity interests of Hainan Kandi Holding held by an entity are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest in the results of the Company are presented on the consolidated statement of operations as an allocation of the total income or loss for the period between non-controlling interest holders and the shareholders of the Company. In September 2025, Jiangsu Xingchi’s ownership in Hainan Kandi Holding has been transferred to Kandi Hainan, and Hainan Kandi Holding is now a wholly owned subsidiary of Kandi Hainan.

(12)	Northern Group, Inc. (“NGI”), a wholly-owned subsidiary of SC Autosports formed under the laws of the State of Wisconsin, USA that was deconsolidated from the Company on October 31, 2024; and

(13)	Kandi Technologies Canada Inc. (“Kandi Canada”), a wholly-owned subsidiary of SC Autosports formed under the laws of Canada.

(14)	Kandi Electric Innovation, Inc. (“Kandi Innovation”), a wholly-owned subsidiary of the Company, incorporated under the laws of the state of Nevada.

(15)	LiaoWangTa, a subsidiary partially-owned by Zhejiang Kandi Technologies, incorporated under the laws of the PRC.

(16)	Kandi Ruiyan, a wholly-owned subsidiary of Zhejiang Kandi Technologies, incorporated under the laws of the PRC.

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

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, other receivables, accounts payable, other payables and accrued liabilities, and notes payable approximate fair value because of the short-term nature of these items. The estimated fair values of short-term bank loans were not materially different from their carrying value as presented due to the brief maturities and because the interest rates on these borrowings approximate those that would have been available for loans of similar remaining maturities and risk profiles. As the carrying amounts are reasonable estimates of fair value, these financial instruments are classified within Level 1 of the fair value hierarchy. The Company identified the long-term investment as Level 1. This investment represents the holding of Hengrun’s shares listed on PRC NEEQ that was converted from the amount due from Hengrun. The balance of long-term investment, which was measured by the share price on PRC NEEQ and disclosed at fair value, was $1,856,536 and $1,413,065 as of December 31, 2025 and December 31, 2024, respectively. The Company identified notes payable as Level 2 instruments due to the fact that the inputs to valuation are primarily based upon readily observable pricing information. The balance of notes payable, which were measured and disclosed at fair value, was $16,477,037 and $41,620,702 as of December 31, 2025 and December 31, 2024, respectively.

(c) Cash and Cash Equivalents

The Company considers highly-liquid investments purchased with original maturities of three months or less to be cash equivalents.

(d) Restricted cash

Restricted cash primarily represents bank deposits for letter of credit and bank acceptance bill.

As of December 31, 2025 and December 31, 2024, the Company’s restricted cash was $93,495,277 and $83,530,443, respectively.

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

(f) Accounts Receivable

Accounts receivable are recognized and carried at net realizable value. The Company establishes provision for doubtful accounts when there is objective evidence that the Company may not be able to collect amounts due. Management reviews the adequacy of the provision for doubtful accounts on an ongoing basis, using historical collection trends and individual account analysis. The provision is based on management’s best estimates of specific losses on individual customer exposures, as well as historical trends of collections. Account balances are charged off against the provision after all means of collection have been exhausted and the likelihood of collection is not probable. An allowance for doubtful accounts is recorded for periods in which the Company determines credit losses are probable. In order to measure expected credit losses of the accounts receivable, the Company’s policy is to adopt aging method by reviewing and analyzing the aging of each customer, especially those with aged balances without any movement, and then assessing their financial conditions and payment plans. On top of the aging analysis, the Company also analyzed the nature and background of the customers and analyzed the probability of recovery of the receivables. Accounts are written off after exhaustive collection efforts. If accounts receivable are to be provided for, or written off, they are recognized in the consolidated statement of operations within the operating expenses line item. If accounts receivable previously written off are recovered in a later period or when facts subsequently become available to indicate that the amount provided as an allowance for doubtful accounts was incorrect, an adjustment is made to restate allowance for doubtful accounts.

As of December 31, 2025 and December 31, 2024, credit terms with the Company’s customers were typically 60 to 180 days after delivery. The Company has agreements or purchase orders signed with the customers which state the payment term based on the scale of sales and background of the customers. The terms and agreements signed are legally enforceable. As of December 31, 2025 and 2024, the Company had $2,991,001 and $3,680,803 allowance for doubtful accounts, as per the Company management’s judgment based on their best knowledge. The Company conducts quarterly assessments of the state of the Company’s outstanding receivables and reserves any allowance for doubtful accounts if it becomes necessary.

The table below summarizes the aging of the accounts receivable as of December 31, 2025 and 2024.

Aging of accounts receivable as of December 31, 2024	Outstanding balance	Subsequent collection(1)
1 to 90 days	$20,975,902	$21,843,401
91 to 180 days	4,951,182	5,081,713
Over 180 days	528,050	243,868
Over one year	924,875	-
Over two years	2,763,678	-
Total	$30,143,687	$27,168,982

Aging of accounts receivable as of December 31, 2025	Outstanding balance	Subsequent collection(1)
1 to 90 days	$13,895,165	$4,452,606
91 to 180 days	6,817,087	5,635,352
Over 180 days	1,752,030	1,427,653
Over one year	141,171	-
Over two years	2,864,127	-
Total	$25,469,580	$11,515,611

(1)	the Company reviewed the subsequent collection until March 31, 2026.

(g) Notes Receivable

Notes receivable represents short-term loans to third parties with maximum terms of six months. Interest income is recognized according to each agreement between a borrower and the Company on an accrual basis. For notes receivable with banks, the interest rates are determined by banks. For notes receivable with other parties, the interest rates are based on agreements between the parties. If notes receivable are paid back, that transaction will be recognized in the relevant year. If notes receivable are not paid back, or are written off, that transaction will be recognized in the relevant year once default is probable, reasonably assured, and the loss can be reasonably estimated. The Company will recognize income if the written-off loan is recovered at a future date. In case of any foreclosure proceedings or legal actions, the Company provides an accrual for the related foreclosure and litigation expenses. If the Company decides to discount notes receivable for the purpose of receiving immediate cash, the current discount rate is approximately in the range of 1.1% to 1.8% annually depending on different banks. As of December 31, 2025 and 2024, the Company had notes receivable from unrelated parties of $183,230 and $346,202, respectively, which notes receivable typically mature within six months.

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

The Company recognized impairment losses of $6,061,289, $24,135,226 and $942,591 for finite-lived tangible and intangible assets for the years ended December 31, 2025, 2024 and 2023, respectively.

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

See Note 23 “Segment Reporting” for disaggregation of revenue by reporting segments. The Company believes this disaggregation best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

(l) Research and Development

Expenditures relating to the development of new products and processes, including improvements to existing products as well as research and development and consulting work performed by third parties, are expensed as incurred. Research and development expenses were $7,621,559, $4,995,940 and $4,265,176 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

For the years ended December 31, 2025, 2024 and 2023, $1,873,209, $1,620,632 and $2,017,551, respectively, were received by the Company’s subsidiaries from the Chinese government.

(n) Income Taxes

The Company accounts for income tax using an asset and liability approach, which allows for the recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to be reversed. The accounting for deferred tax calculation represents the Company management’s best estimate of the most likely future tax consequences of events that have been recognized in our financial statements or tax returns and related future anticipation. A valuation allowance is recorded to reduce the deferred tax assets to an amount that is more likely than not to be realized after considering all available evidence, both positive and negative.

(o) Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollars. The functional currency of the Company is Renminbi (RMB). Capital accounts of the consolidated financial statements are translated into United States dollars from RMB at their historical exchange rates when the capital transactions occurred.

Assets and liabilities are translated at the exchange rates as of balance sheet date. Income and expenditures are translated at the average exchange rate of the reporting period, which rates are obtained from the website: http://www.oanda.com.

	December 31,	December 31,
	2025	2024
Period end RMB : USD exchange rate	6.9949	7.2975
Average RMB : USD exchange rate	7.1867	7.1862

(p) Comprehensive Income (Loss)

Comprehensive income (loss) is defined as including all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income (loss) are required to be reported in a financial statement that is presented with the same prominence as other financial statements. Comprehensive income (loss) includes net income (loss) and the foreign currency translation changes.

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

The stock-based option expenses for the years ended December 31, 2025, 2024 and 2023 were $1,025,646, $1,584,443 and $3,476,058, respectively. There were no forfeitures estimated during the reporting period.

(s) Goodwill

The Company allocates goodwill from business combinations to reporting units based on the expectation that the reporting unit is to benefit from the business combination. The Company evaluates its reporting units on an annual basis and, if necessary, reassigns goodwill using a relatively fair value allocation approach. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

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

For the years ended December 31, 2025, 2024 and 2023, the Company performed goodwill impairment testing at the reporting unit level and recognized impairment loss of $9,716,799, $0 and $496,981, respectively.

(t) Intangible Assets

Intangible assets consist of patents, trade names, customer relations and technology associated with the purchase price from the allocation of Kandi Smart Battery Swap, Jiangxi Huiyi, and Hainan Kandi Holding. Such assets are being amortized over their estimated useful lives. Intangible assets were amortized as of December 31, 2025. The amortization expenses for intangible assets were $1,293,744, $1,639,744 and $1,489,657 for the years ended December 31, 2025，2024 and 2023, respectively.

The Company recognized impairment loss of $2,349,637, $0 and $942,591 for finite-lived intangible assets for the years ended December 31, 2025, 2024 and 2023, respectively.

(u) Accounting for Sale of Ordinary Shares and Warrants

In connection of the issuance of Ordinary Shares, the Company may issue options or warrants to purchase Ordinary Shares. Warrants classified as equity are initially recorded at fair value and subsequent changes in fair value are not recognized as long as the warrants continue to be classified as equity.

NOTE 7 - NEW ACCOUNTING PRONOUNCEMENTS

Accounting Pronouncements Adopted

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805) – Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which requires that an acquirer recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, as if it had originated the contracts. Prior to this ASU, an acquirer generally recognizes contract assets acquired, and contract liabilities assumed that arose from contracts with customers at fair value on the acquisition date. The ASU is effective for fiscal years beginning after December 15, 2022, with early adoption permitted. The ASU is applied prospectively to business combinations occurring on or after the effective date of the amendment (or if adopted early as of an interim period, as of the beginning of the fiscal year that includes the interim period of early application). The Company adopted this accounting pronouncement from January 1, 2023, and there was no material impact on its consolidated financial statements from the adoption.

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

NOTE 8 - CONCENTRATIONS

(a) Customers

For the years ended December 31, 2025, 2024 and 2023, the Company’s major customers, who accounted for more than 10% of the Company’s consolidated revenue, were as follows:

	Sales			Trade Receivable
	Year Ended December 31,			December 31,	December 31,
Major Customers	2025	2024	2023	2025	2024
Customer A	32%	31%	19%	-	3%
Customer B	16%	22%	*	55%	81%
Customer C	*	*	26%	*	*
Customer D	*	*	11%	*	*
Customer E	12%	*	*	26%	*

(b) Suppliers

For the years ended December 31, 2025, 2024 and 2023, the Company’s material suppliers, each of whom accounted for more than 10% of the Company’s total purchases, were as follows:

	Purchases			Accounts Payable
	Year Ended December 31,			December 31,	December 31,
Major Suppliers	2025	2024	2023	2025	2024
Zhejiang Kandi Supply Chain Management Co., Ltd.（1）	37%	51%	20%	8%	28%
Jinhua Jingcheng Industrial Co., Ltd.	29%	*	*	58%	*

(1)	Zhejiang Kandi Technologies owns 10% equity interest of the supplier.

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

Due to the net loss for the year ended December 31, 2025, approximately 4,197,095 options were excluded from the calculation of diluted loss per share, for the year ended December 31, 2025.

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

NOTE 10 - ACCOUNTS RECEIVABLE, NET

Accounts receivable are summarized as follows:

	December 31,	December 31,
	2025	2024
Accounts receivable	$25,469,580	$30,143,687
Less: allowance for doubtful accounts	(2,991,001)	(3,680,803)
Accounts receivable, net	$22,478,579	$26,462,884

The following table sets forth the movement of provision for doubtful accounts:

Allowance for Doubtful Accounts
BALANCE AT DECEMBER 31, 2023	$2,886,223
Provision	934,252
Recovery	(50,118)
Exchange rate difference	(89,554)
BALANCE AT DECEMBER 31, 2024	$3,680,803
Provision	123,489
Recovery	(18,600)
Write off	(917,125)
Exchange rate difference	122,434
BALANCE AT DECEMBER 31, 2025	$2,991,001

NOTE 11 - INVENTORIES

Inventories are summarized as follows:

	December 31,	December 31,
	2025	2024
Raw material	$1,878,438	$3,283,377
Work-in-progress	3,038,963	2,380,635
Finished goods and finished goods on consignment	21,443,105	45,604,063
Inventories	$26,360,506	$51,268,075

NOTE 12 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2025 and 2024 consisted of the following:

	December 31,	December 31,
	2025	2024
At cost:
Buildings	$62,760,198	$60,987,458
Machinery and equipment	76,063,390	72,611,558
Office equipment	1,487,873	1,385,389
Motor vehicles and other transport equipment	651,134	608,610
Molds and others	2,606,275	2,468,862
	143,568,870	138,061,877
Less : Accumulated depreciation	(57,124,548)	(50,791,146)
Less: provision for impairment for fixed assets	(27,839,582)	(23,767,121)
Property, plant and equipment, net	$58,604,740	$63,503,610

The Company’s Jinhua factory completed the relocation to a new industrial park in April 2021. The new location covers an area of more than 58,000 square meters and a construction area of more than 96,000 square meters. The Company’s off-road vehicles, EV battery packs, electric scooters battery packs, smart battery swap system and some EV parts are manufactured in the Jinhua factory. The Company’s Jinhua factory owns the above production facilities. The  Company’s EV products, EV parts and electrical off-road vehicles, including Neighborhood EVs (“NEVs”), pure electric utility vehicles (“UTV”), pure electric golf cart and EV parts are manufactured in the Hainan factory. The Company’s Hainan factory expects to have production capacity with an annual output (three shifts) of 100,000 units of various models of EV products, EV parts and electrical off-road vehicles and owns the above facilities. As of December 31, 2025, the Hainan factory passed the completion acceptance inspection.

Depreciation expenses for the years ended December 31, 2025, 2024 and 2023 were $4,129,481, $10,102,868 and $10,141,120, respectively.

(1)	As of December 31, 2025 and 2024, machinery and equipment held by Kandi Hainan with carrying value totaling approximately $1.3 million and $1.8 million were pledged to banks as collateral for credit limits and loans respectively.

(2)	As of December 31, 2025 and 2024, buildings held by Zhejiang Kandi Technology with carrying value totaling approximately $16.2 million and $16.1 million were pledged to banks as collateral for credit limits and loans respectively.

(3)	As of December 31, 2024, approximately $10.6 million of building held by Kandi Investment were pledged as collateral for the $6.1 million long-term loan, which had been fully released during the year ended December 31, 2025.

NOTE 13 - INTANGIBLE ASSETS

Intangible assets include acquired other intangibles of trade name, customer relations, patent and technology recorded at estimated fair values in accordance with purchase accounting guidelines for acquisitions.

The following table provides the gross carrying value and accumulated amortization for each major class of our intangible assets, other than goodwill:

	Remaining	December 31,	December 31,
	useful life	2025	2024
Cost:
Patent	0.42-1.17 years	$4,701,788	4,506,822
Technology	3 years	9,864,330	9,455,293
Customer relation
		14,566,118	13,962,115
Less : Accumulated amortization
Patent		$(4,308,827)	(3,603,509)
Technology		(3,977,140)	(3,064,769)
Customer relation
		(8,285,967)	(6,668,278)
Less : Accumulated impairment for intangible assets		(5,961,888)	(3,400,709)
Intangible assets, net		$318,263	$3,893,128

The aggregate amortization expenses for those intangible assets that continue to be amortized is reflected in amortization of intangible assets in the Consolidated Statements of Income and Comprehensive Income and were $1,293,744, $1,639,744 and $1,489,657 for the years ended December 31, 2025, 2024 and 2023, respectively.

Amortization expenses for the next five years and thereafter are as follows:

Years ended December 31,
2026	$261,991
2027	56,272
2028	-
2029	-
2030	-
Thereafter	-
Total	$318,263

NOTE 14 - LAND USE RIGHTS

The Company’s land use rights consist of the following:

	December 31,	December 31,
	2025	2024
Cost of land use rights	$3,756,061	$3,600,311
Less: Accumulated amortization	(1,142,946)	(1,013,683)
Land use rights, net	$2,613,115	$2,586,628

The amortization expense for the years ended December 31, 2025, 2024 and 2023 were $83,132, $83,137 and $84,471, respectively.

Amortization expense for the next five years and thereafter is as follows:

Years ended December 31,
2026	$83,132
2027	83,132
2028	83,132
2029	83,132
2030	83,132
Thereafter	2,197,455
Total	$2,613,115

NOTE 15 - OTHER LONG-TERM ASSETS

	December 31,	December 31,
	2025	2024
Prepayments for land use right (i)	$3,610,205	3,541,137
Right - of - use asset (ii)	5,268,765	6,519,396
Others	997,567	112,650
Total other long-term asset	$9,876,537	$10,173,183

(i)	As of December 31, 2025 and December 31, 2024, the Company’s other long-term assets included net value of prepayments for land use right of Hainan facility of $3,610,205 and $3,541,137, respectively. As of December 31, 2025, the land use right of Hainan was not recognized since the land certificate is still in process. The amortization expense for the year ended December 31, 2025, 2024 and 2023 were $81,876, $81,882 and $83,196, respectively.

(ii)	As of December 31, 2025 and December 31, 2024, the Company’s operating lease right-of-use assets in other long term assets included net value of land use right of Jinhua facility acquired in October 2020 and Jiangxi facility acquired in October 2021 of $5,268,765 and $5,161,944, respectively, as well as the amount of $0 and $216,159 related to the lease of Hangzhou office starting January 1, 2022, and the amount of $0 and $1,141,293 related to the lease of Texas warehouse starting June 20, 2024. The amortization expense of land use right of Jinhua facility and Jiangxi facility for the year ended December 31, 2025, 2024 and 2023 were $113,376, $113,384 and $115,204, respectively.

NOTE 16 - TAXES

(a)	Corporation Income Tax

Pursuant to the tax laws and regulations of the PRC, the Company’s applicable corporate income tax (“CIT”) rate is 25%. However, Zhejiang Kandi Technologies, Kandi Smart Battery Swap, Jiangxi Huiyi and Kandi Hainan qualify as High and New Technology Enterprise (“HNTE”) companies in the PRC and are entitled to a reduced income tax rate of 15% for the years presented. An HNTE Certificate is valid for three years. An entity may renew its HNTE certificate when the prior certificate expires. Historically, Zhejiang Kandi Technologies, Kandi Smart Battery Swap, Jiangxi Huiyi and Kandi Hainan have successfully renewed for such certificates when their prior certificates expired. Additionally, Hainan Kandi Holding also has an income tax rate of 15% due to its local preferred tax rate in Hainan Free Trade Port. The applicable CIT rate of each of the Company’s other PRC subsidiaries, Kandi New Energy, Yongkang Scrou, China Battery Exchange and its subsidiaries, LiaoWangTa and Kandi Ruiyan are 25%. Kandi Canada is subject to Canada’s statutory federal income tax rate of 15%, and also the applicable provincial income tax rate of 12%.

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

The Company’s effective tax rate is favorably affected by a super-deduction for qualified research and development costs in China and adversely affected by non-deductible expenses such as stock rewards for non-US employees, add back of GILTI income and part of entertainment expenses. The Company records valuation allowances against the deferred tax assets associated with losses and other timing differences for which we may not realize a related tax benefit. After combining research and development tax credits of 25% on certain qualified research and development expenses, the Company’s effective tax rate for December 31, 2025, 2024 and 2023 was a tax expense of 4.30% on a reported loss before taxes of approximately $91.6 million, a tax benefit of 9.15% on a reported loss before taxes of approximately $56.1 million and a tax expense of 51.92% on a reported income before taxes of approximately $3.5 million, respectively. The effective tax rates for each of the periods mentioned above are disclosed in the summary table of income tax expenses for December 31, 2025, 2024 and 2023.

Under ASC 740 guidance relating to uncertain tax positions, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2025, the Company did not have any liability for unrecognized tax benefits. The Company files income tax returns with the U.S. Internal Revenue Services (“IRS”) and those states where the Company has operations. The Company is subject to U.S. federal or state income tax examinations by the IRS and relevant state tax authorities. During the periods open to examination, the Company has net operating loss carry forwards (“NOLs”) for U.S. federal and state tax purposes that have attributes from closed periods. Since these NOLs may be utilized in future periods, they remain subject to examination. The Company also files certain tax returns in the PRC. As of December 31, 2025, the Company was not aware of any pending income tax examinations by U.S. or PRC tax authorities. The Company records interest and penalties on uncertain tax provisions as income tax expense. As of December 31, 2025, the Company has no accrued interest or penalties related to uncertain tax positions.

Income tax expenses (benefit) for the years ended December 31, 2025, 2024 and 2023 are summarized as follows:

	For Year Ended December 31,
	2025	2024	2023
Current:
Provision for CIT	$201,299	$1,010,951	$1,599,668

Deferred:
Provision for CIT	3,735,568	(6,140,342)	203,236

Income tax expense (benefit)	$3,936,867	$(5,129,391)	$1,802,904

The reconciliation of taxes at the PRC statutory rate (25% in 2025, 2024 and 2023) to our provision for income taxes for the years ended December 31, 2025, 2024 and 2023 was as follows:

	For Year Ended December 31,
	2025	2024	2023
Expected taxation at PRC statutory tax rate	$(22,908,269)	$(14,019,992)	$1,885,374
Effect of differing tax rates in different jurisdictions	3,283,244	1,747,697	650,434
Effect of PRC preferential tax rates	1,362,896	824,614	(2,471,114)
Non-taxable income	(1,098,429)	(1,099,545)	(898,290)
Non-deductible expenses	5,053,876	4,276,153	3,830,387
Research and development super-deduction	(1,339,244)	(1,607,398)	(1,516,020)
(Over) Under-accrued EIT for previous years	(6,568)	62,068	(431)
Addition to valuation allowance	21,469,264	3,882,744	467,366
Foreign tax credit	-	-	(70,708)
Other (including intercompany transaction )	(1,879,903)	804,268	(74,094)
Income tax expense (benefit)	$3,936,867	$(5,129,391)	$1,802,904

The tax effects of temporary differences that give rise to the Company’s net deferred tax assets and liabilities as of December 31, 2025 and December 31, 2024 are summarized as follows:

	December 31,	December 31,
	2025	2024
Deferred tax assets:
Accruals and reserves	$22,361,936	$13,782,051
Loss carried forward	20,426,149	11,297,569
Total deferred tax assets	42,788,085	25,079,620
Deferred tax liabilities:
Expense	(38,636)	(71,292)
Tangible	(185,776)	(158,057)
Intangible	(44,845)	(559,210)
Revenue	(1,866,054)	(1,443,197)
Total deferred tax liability	(2,135,311)	(2,231,756)
Net deferred tax assets (liabilities)	$40,652,774	$22,847,864
less：valuation allowance	(38,747,727)	(16,875,904)
Net deferred tax assets(liabilities), net of valuation allowance	$1,905,047	$5,971,960

The tax effected aggregate Net Operating Loss (“NOL”) was $20.4 million, $11.3 million and $9.4 million in tax years 2025, 2024 and 2023, which were deriving from entities in the US, Canada, PRC and Hong Kong. Some of the NOLs will start to expire from 2026 if they are not used. The cumulative NOL in the PRC can be carried forward for five years in general, and ten years for entities qualify High and New Technology Enterprise (“HNTE”) treatment, which is $1.2 million and $11.9 million respectfully, to offset future net profits for income tax purposes.

The Company recorded valuation allowances of $38.7 million as of December 31, 2025, against the deferred tax assets associated with losses and other timing differences for which we may not realize a related tax benefit. Tax benefit of operating loss is evaluated on an ongoing basis including a review of historical and projected future operating results, the eligible carry forward period, and available tax planning strategies.

Income (loss) before income taxes from PRC and non-PRC sources for the years ended December 31, 2025, 2024 and 2023 are summarized as follows:

	For Year Ended December 31,
	2025	2024	2023
Income (loss) before income taxes consists of:
PRC	$(15,446,679)	$(8,358,084)	$23,550,796
Non-PRC	(76,186,396)	(47,721,653)	(20,078,125)
Total	$(91,633,075)	$(56,079,737)	$3,472,671

Net changes in the valuation allowance of deferred tax assets are summarized as follows:

Net change of valuation allowance of Deferred tax assets
Balance at December 31, 2024	$16,875,904
Additions-change to tax expense	21,469,264
Prior year true up	(321,208)
Exchange rate difference	723,767
Balance at December 31, 2025	$38,747,727

(b)	Tax Holiday Effect

For the years ended December 31, 2025, 2024 and 2023, the PRC CIT rate was 25%. Certain subsidiaries of the Company are entitled to tax exemptions (tax holidays) for the years ended December 31, 2025, 2024 and 2023.

The combined effects of income tax expense exemptions and reductions available to the Company for the years ended December 31, 2025, 2024 and 2023 are as follows:

	Year Ended December 31,
	2025	2024	2023
Tax benefit (holiday) credit	$1,721,230	$2,401,349	$2,421,539
Basic net income per share effect	$0.02	$0.03	$0.03

NOTE 17 - LEASES AND RIGHT-OF-USE-ASSETS

During October 2020, land use right of gross value of $3.5 million was acquired from the government as the new site of Jinhua Facility’s relocation as per the Repurchase Agreement. On October 31, 2021, the Company acquired $2.8 million of land use rights through the acquisition of Jiangxi Huiyi. This land use rights were wholly prepaid.

The Company has entered into a lease for Hangzhou office, with a term of 48 months from January 1, 2022 to December 31, 2025. The Company recorded operating lease assets and operating lease liabilities on January 1, 2022, with a remaining lease term of 48 months and discount rate of 3.70%. The annual lease payment for 2022 was prepaid as of January 1, 2022. As of December 31, 2025, the Company has paid the lease amount from the years 2022 to 2025 totaling $971,336.

The Company has entered into a lease for SC Autosports’ warehouse, with a term of 36 months from June 20, 2024 to June 19, 2027. The average annual lease payment is $487,179. The Company recorded operating lease assets and operating lease liabilities on June 20, 2024, with a remaining lease term of 36 months and discount rate of 7.50%. The right-of-use assets amount related to this lease was fully impaired as of December 31, 2025.

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

As of December 31, 2025, the Company’s operating lease right-of-use assets (grouped in other long-term assets on the balance sheet) was $5,268,765 and lease liability was $778,508 (grouped in other current liabilities and other long-term liabilities on the balance sheet). For the years ended December 31, 2025, 2024 and 2023, the Company’s operating lease expense were $750,500, $561,150 and $338,233, respectively.

Supplemental information related to operating leases was as follows:

	Year Ended December 31,
	2025	2024	2023
Cash payments for operating leases	$750,500	$561,150	$338,233

Maturities of lease liabilities as of December 31, 2025 were as follow:

Maturity of Lease Liabilities:	Lease payable
Years ended December 31,
2026	$450,135
2027	328,373

NOTE 18 - CONTINGENT CONSIDERATION LIABILITY

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

As of both December 31, 2025 and December 31, 2024, the Company’s contingent consideration liability to NGI was nil.

NOTE 19 - COMMON SHARES

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On November 21, 2023, the board of directors had authorized the repurchase of up to $30 million worth of the Company’s Ordinary Shares in open market transactions or in privately negotiated transactions. During the year 2023 and 2024, the Company had repurchased a total of 2,077,134 common shares at an average stock price of $2.11 per share under the repurchase plan.

Issuance of Shares

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

On December 5, 2025, Kandi Technologies entered into a share transfer agreement (the “Share Transfer Agreement”) with shareholders (“Sellers”) of Rawrr. Pursuant to the Share Transfer Agreement, the Sellers agreed to sell, and the Company agreed to acquire the entire issued share capital of Rawrr, at a consideration of $23.9 million, which is the fair value of Rawrr as valuated by an independent third party, payable in form of Ordinary Shares of the Company. On February 6, 2026, the Company issued 17.7 million Ordinary Shares, at a price of $1.35 per share, which is the average closing prices of Ordinary Shares on Nasdaq Stock Market during the ten (10) trading day period immediately preceding the agreed reference date, September 24, 2025. Kenny Hu, director and Chairman of the board of Rawrr, is son of Xiaoming Hu, a director of the Company and beneficial owner of 14,426,481 Ordinary Shares of the Company. Each of the audit committee of the Company and the board of directors has assessed and approved the Acquisition.

NOTE 20 - STOCK OPTIONS

On September 7, 2022, the Compensation Committee of the Board of Directors of the Company approved the grant of stock options to purchase 5,000,000 shares of the Company’s Ordinary Shares, at an exercise price of $2.07 per share, to the Company’s senior employees. The stock options will vest ratably over three years on October 7, 2023, October 7, 2024 and October 7, 2025, respectively, and expire on the tenth anniversary of the grant date. The Company valued the stock options at $6,704,829 and has amortized the stock compensation expense using the graded vesting method over the service period from September 7, 2022, through October 7, 2025. The value of the stock options was estimated using the Binomial Tree Model with an expected volatility of 79.83%, an expected life of 10 years, a risk-free interest rate of 3.27% and an expected dividend yield of 0.00%. As of December 31, 2025, 1,666,661 shares have been exercised.

On July 1, 2023, the Compensation Committee of the Board of Directors of the Company approved the grant of stock options to purchase 68,019 shares of the Company’s Ordinary Shares, at an exercise price of $3.96 per share, to the Company’s employees. The stock options will vest ratably over three years on July 1, 2024, July 1, 2025 and July 1, 2026, respectively, and expire on the tenth anniversary of the grant date. The Company valued stock options at $172,601 and has amortized the stock compensation expense using the graded vesting method over the service period from July 1, 2023, to July 1, 2026. The value of the stock options was estimated using the Binomial Tree Model with an expected volatility of 78.08%, an expected life of 10 years, a risk-free interest rate of 3.81% and an expected dividend yield of 0.00%. As of December 31, 2025, 59,019 shares have been forfeited.

On March 19, 2025, the Compensation Committee of the Board of Directors of the Company approved the grant of stock options to purchase 854,756 shares of the Company’s Ordinary Shares, at an exercise price of $1.50 per share, to the Company’s employees. The stock options will vest ratably over three years on October 6, 2025, October 6, 2026 and October 6, 2027, respectively, and expire on the tenth anniversary of the grant date. The Company valued the stock options at $887,801 and has amortized the stock compensation expense using the graded vesting method over the service period from October 6, 2024, to October 6, 2027 after the approval of grant of share option. The value of the stock options was estimated using the Binomial Tree Model with an expected volatility of 74.45%, an expected life of 10 years, a risk-free interest rate of 4.25% and an expected dividend yield of 0.00%.

The following is a summary of the stock option activities of the Company:

	Number of Shares	Weighted Average Exercise Price
Outstanding as of December 31, 2023	4,301,358	$3.7
Granted	-	-
Exercised	-	-
Cancelled	-	-
Forfeited	-	-
Outstanding as of December 31, 2024	4,301,358	$3.70
Granted	854,756	1.50
Exercised	-	-
Cancelled	-	-
Expired	(900,000)	9.72
Forfeited	(59,019)	3.96
Outstanding as of December 31, 2025	4,197,095	$1.96

The fair value of each of the 3,333,339 options issued to the employees on September 7, 2022 is $1.34 per share. The fair value of each of the 9,000 options issued to the employees on July1, 2023 is $2.54 per share. The fair value of each of the 854,756 options issued to the employees on March 19, 2025 is $1.04 per share.

There were $1,025,646, $1,584,443 and $3,476,058 in stock compensation expenses associated with stock options booked for the years ended December 31, 2025, 2024 and 2023, respectively.

NOTE 21 - STOCK AWARD

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

On May 15, 2020, the Board appointed Mr. Jehn Ming Lim as the Chief Financial Officer. Mr. Lim was entitled to receive 6,000 shares of the Ordinary Shares annually, which shall be issuable evenly on each six-month anniversary hereof. Mr. Lim was entitled to receive 10,000 shares of the Ordinary Shares per year, which shall be issuable evenly on each six-month anniversary as per the renewed contract effective on May 15, 2023.

On January 10, 2023, the Board appointed Dr. Xueqin Dong as the Chief Executive Officer, Dr. Dong was entitled to receive 20,000 shares of the Ordinary Shares annually. On October 10, 2024, Dr. Xueqin Dong was elected to be the Chairman of the Board and was no longer the Chief Executive Officer of the Company.

The fair value of stock awards with service conditions is determined based on the closing price of the Ordinary Shares on the date the shares are granted. The compensation costs for awards of Ordinary Shares are recognized over the requisite service period.

On May 10, 2022, the Company granted 238,600 shares of Ordinary Shares to certain management members and employees as compensation for their past services under the 2008 Plan. On April 29, 2023, May 5, 2023 and July 1, 2023 the Company granted 588,019 shares of Ordinary Shares to certain management members and employees as compensation for their past services under the 2008 Plan. On June 18, 2024, the Company granted 500,000 shares of Ordinary Shares to certain management members and employees as compensation for their past services under the 2008 Plan. On August 8, 2025, the Company granted 500,000 shares of Ordinary Shares to certain management members and employees as compensation for their past services under the 2008 Plan.

On March 13, 2023, Kandi Technologies entered into an Equity Incentive Agreement (the “Equity Incentive Agreement”) with Pan Guoqing (the “Receiving Party”), who is the representative of the project management team of the project of crossover golf carts of Kandi Electric Vehicles (Hainan) Co., Ltd. (“Kandi EV Hainan”), a wholly owned subsidiary of the Company organized under the laws of the People’s Republic of China. The Receiving Party originally led the management team of golf crossover project of Hainan Kandi Holding New Energy Technology Co., Ltd. (“Hainan Kandi Holding”), a company organized under the laws of the People’s Republic of China. The Receiving Party and its management team has agreed to be employed as management team of Kandi EV Hainan, responsible for the operation of the golf crossover project of Kandi EV Hainan and stop production and operation of Hainan Kandi Holding’s business.

Pursuant to the Equity Incentive Agreement, for the next three calendar years ending in December 31, 2025 (the “Incentive Period”), the Company will provide equity incentives to the Receiving Party, subject to the Receiving Party meeting certain performance milestones in its role as the management team of the golf crossover project (the “Crossover Project”) of Kandi EV Hainan. The performance milestones are measured in terms of the net profit of the Crossover Project after deducting relevant operating costs and income taxes, excluding various incentives, allowances and rebates, among others, and shall be audited and confirmed by the third-party auditor designated by the granting party, or the Company. The net profit target (the “Net Profit Target”) for the Incentive Period is RMB 150 million (approximately $21,719,613), with an annual net profit target (the “Annual Net Profit Target”) of RMB 50 million (approximately $7,239,871). Should the Receiving Party meet or exceed the Net Profit Target over the Incentive Period, the Company will issue to the Receiving Party as incentive compensation up to a maximum of 5,957,811 shares (the “Maximum Equity Awards”) of the Company’s Ordinary Shares (the “Award Shares”) under the Company’s 2008 Omnibus Long-Term Incentive Plan, as amended (the “2008 Plan”). The amount of Award Shares issued within each calendar year of the Vesting Period is adjusted based on the net profit of the Crossover Project within that calendar year. If the net profit for every of the three calendar years is below 60% of the Annual Net Profit Target, the Receiving Party will receive no Equity Awards. If the net profit of every of the three calendar years is at or above the Annual Net Profit Target, the Receiving Party will receive the Maximum Equity Awards, with higher performance resulting in receiving the Equity Awards earlier. If the net profit of every of the three calendar years falls between 60% of the Annual Net Profit Target and the Annual Net Profit Target, the Receiving Party will receive an amount of Equity Awards below the Maximum Equity Awards. On August 28, 2023, both parties agreed to issue 5,957,811 shares ahead of the original timeline due to the good performance achieved from January to July 2023. These shares are Restricted Shares under the 2008 Plan, to be to be vested upon the achievement of certain performance targets.

The Receiving Party has no relationship with the Company other than as described above.

On September 18, 2023, the Company issued a total of 5,957,811 Restricted Shares under the 2008 Plan but have not been vested to the relevant members of the project management team. For the year ended December 31, 2023, the Annual Net Profit Target of the Crossover Project was met. Accordingly, 1,985,937 shares of Kandi’s restricted Ordinary Shares were vested to the Receiving Party. For the year ended December 31, 2024, the Annual Net Profit Target of the Crossover Project was met. Accordingly, 1,985,937 shares of Kandi’s restricted Ordinary Shares will be vested to the Receiving Party. For the year ended December 31, 2025, the Annual Net Profit Target of the Crossover Project was met. Accordingly, 1,985,937 shares of Kandi’s restricted Ordinary Shares will be vested to the Receiving Party.

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

Based on the Executive Plan, such restricted shares (the “Management Incentive Shares”) may be issued in two parts:

●	Part I – Financial Performance Award: the Financial Performance Award is comprised of a total 10,257,072 shares, equally divided among 12 separate tranches, that are each equivalent to 1% of the issued and outstanding shares of Kandi BVI’s ordinary shares at the time of grant. Each of the 12 vesting tranches of the Financial Performance Award will vest upon certification by the Board that both (i) the market capitalization milestone for such tranche, and (ii) the operational milestone focused on revenue or the operational milestone focused on profitability for such tranche, has been met.

●	Part II – Strategic Operational Award: during the period when this Executive Plan is effective, equity awards shall also be granted upon the achievement of specific strategic or operational business milestones. These may include, without limitation: (i) the establishment or execution of defined strategic partnerships; and/or

(ii) the attainment of cumulative sales targets as determined and approved by the Board.

●	Part III: the Company will grant to the Chief Executive Officer certain stock option to purchase up to 854,756 shares of the Company’s ordinary shares, which is equivalent to 1% of the Company’s total outstanding ordinary shares as of December 31, 2024), at an exercise price equal to the closing price of the Company’s Ordinary Shares on the trading day immediately preceding the date of Board approval. The options shall vest in three equal annual installments over a three-year period, commencing from the date Mr. Chen assumes the role of Chief Executive Officer.

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

On March 19, 2025, stock option to purchase 854,756 shares, as described within Part III above, have been issued in full to the Company’s Chief Executive Officer.

On September 4, 2025, an aggregate of 641,067 stock award has been issued under Part II, as described above.

For the years ended December 31, 2025, 2024 and 2023, the Company recognized $6,095,432, $5,530,081 and $6,500,743 of employee stock award expenses for stock compensation and annual incentive award under the 2008 Plan paid to Board members, management under General and Administrative Expenses, respectively.

NOTE 22 - COMMITMENTS AND CONTINGENCIES

Guarantees and pledged collateral for bank loans to other parties:

(1) Guarantees for bank loans

On March 15, 2013, the Company entered into a guarantee contract to serve as the guarantor of Nanlong Group Co., Ltd. (“NGCL”) for NGCL’s $2,740,665 (approximately RMB 20,000,000) loan from Shanghai Pudong Development Bank Jinhua Branch, for a term from March 15, 2013 to March 15, 2016. NGCL is not related to the Company. Under this guarantee contract, the Company agreed to assume joint liability as the loan guarantor. In April 2017, Shanghai Pudong Development Bank filed a lawsuit against NGCL, the Company and ten other parties in Zhejiang Province People’s Court in Yongkang City, alleging NGCL defaulted on a bank loan borrowed from Shanghai Pudong Development Bank for a principal amount of approximately $2.9 million and demanded that the guarantor bear the liability for compensation. On May 27, 2017, a judicial mediation took place in Yongkang City and parties reached a settlement in mediation, in which the plaintiff agreed NGCL would repay the loan principal and interest in installments. The settlement was executed starting from May 2019. Subsequently, on September 19, 2025, Mr. Hu Xiaoming and Nanlong Industry and Trade Co., Ltd. (an affiliate of NGCL) entered into a settlement arrangement with Zheshang Asset Management pursuant to which Mr. Hu Xiaoming, acting as the guarantor, agreed to a settlement amount of RMB 19,240,000, resulting in the termination of the related enforcement proceedings. On January 9, 2026, Mr. Hu Xiaoming, NGCL, and Zheshang Asset Management entered into a tripartite agreement pursuant to which, upon receipt of RMB 19,240,000, Zheshang Asset Management agreed to release Mr. Hu Xiaoming from his remaining guarantee obligations and release NGCL from its repayment obligations. The settlement was fully executed and completed as of January 9, 2026, therefore, the Company is no longer subject to any guaranty obligation thereafter.

(2) Pledged collateral for bank loans for which the parties other than the Company are the borrowers.

On November 28, 2025, Kandi Smart Battery Swap pledged a deposit (grouped in restricted cash on the balance sheet) to provide a guarantee of RMB 100,000,000 (approximately $14,000,000) in support of a RMB 96,600,000 bank loan obtained by an unrelated third party, and received corresponding interest income. The guarantee was released on February 11, 2026.

On December 24, 2025, Zhejiang Kandi Technologies pledged a deposit (grouped in restricted cash on the balance sheet) to provide a guarantee of RMB 100,000,000 (approximately $14,000,000) in support of a RMB 100,000,000 bank loan obtained by an unrelated third party and received corresponding interest income. The guarantee was released on March 24, 2026.

As of December 31, 2025 and December 31, 2024, none of the Company’s land use rights or plants and equipment were pledged as collateral securing bank loans for which the parties other than the Company are the borrowers.

Litigation

The Company records accruals for loss contingencies associated with these legal matters when it is probable that a liability will be incurred, and the amount of the loss can be reasonably estimated. As of December 31, 2025, the Company has determined that the liabilities associated with certain litigation matters are probable and can be reasonably estimated. The Company has accrued for these matters and will continue to monitor each related legal issue and adjust accruals as might be warranted based on new information and further developments in accordance with ASC 450-20-25.

Beginning in March 2017, putative shareholder class actions were filed against Kandi Technologies Group, Inc. (“Kandi”) and certain of its current and former directors and officers in the United States District Court for the Central District of California and the United States District Court for the Southern District of New York. The complaints generally alleged violations of the federal securities laws based on Kandi’s disclosure in March 2017 that its financial statements for the years 2014, 2015 and the first three quarters of 2016 would need to be restated and sought damages on behalf of putative classes of shareholders who purchased or acquired Kandi’s securities prior to March 13, 2017. Kandi moved to dismiss the remaining cases, all of which were pending in the New York federal court, that motion was granted in September 2019, and the time to appeal has run. In June 2020, a similar but separate putative securities class action was filed against Kandi and certain of its current and former directors and officers in California federal court. This action was transferred to the New York federal court in September 2020, Kandi moved to dismiss in March 2021, and that motion was granted in October 2021. The plaintiff in this case subsequently filed an amended complaint, Kandi moved to dismiss that complaint in January 2022, and the motion was granted in part and denied in part in September 2022. Both Kandi and plaintiff separately moved for summary judgment in February 2025, and the case was dismissed when Kandi’s motion was granted and plaintiff’s motion was denied on September 29, 2025. The time to appeal has run.

Beginning in May 2017, purported shareholder derivative actions based on the same underlying events described above were filed against certain current and former directors of Kandi in the United States District Court for the Southern District of New York. The New York federal court confirmed the voluntary dismissal of these actions in April 2019.

In October 2017, a shareholder filed a books and records action against the Company in the Delaware Court of Chancery pursuant to 8 Del. C. Section 220 seeking the production of certain documents generally relating to the same underlying items described above as well as attorney’s fees (the “Section 220 Litigation”). On September 28, 2018, the parties, through their respective counsel, agreed to dismiss the Section 220 Litigation with prejudice and with each party bearing its own attorney’s fees, costs, and expenses, thereby concluding the action. In February 2019, this same shareholder commenced a derivative action against certain current and former directors of Kandi in the Delaware Court of Chancery. A motion to dismiss this derivative action was filed in May 2019 and that motion was denied on April 27, 2020. Following Kandi’s reincorporation in the British Virgin Islands in April 2024, the directors and officers moved to dismiss the action, and that motion and a related request to appeal were denied. An amended complaint was filed in December 2024, a motion to dismiss was filed in January 2025, and that motion was denied on May 29, 2025. The case is proceeding with trial scheduled for June 2027.

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

In December 2020, a putative securities class action was filed against Kandi and certain of its current officers in the United States District Court for the Eastern District of New York. The complaint generally alleges violations of the federal securities laws based on claims made in a report issued by Hindenburg Research in November 2020 and seeks damages on behalf of a putative class of shareholders who purchased or acquired Kandi’s securities prior to March 15, 2019. Kandi moved to dismiss in February 2022, that motion was granted in March 2024, and the time to appeal has run.

On September 21, 2023, the SEC filed a settled administrative order (the “Order”) against Kandi alleging violations of certain provisions of the United States’ securities laws. The Order sets forth certain findings, which the Company neither admits nor denies, regarding statements the Company made in its periodic filings and press releases that were issued during the years 2020 and 2019. These statements concerned the Company’s then plans to sell highway passenger electric vehicles in the United States. Pursuant to the Order, the Company agreed to settle and complete the payment of the settlement of $710,000 by September 30, 2023. The Company has fully paid the settlement.

On January 19, 2024, a party filed a lawsuit against SC with claims of breach of contract, defamation and tortious interference. SC asserted counterclaims against such party for breach of the same contract. This lawsuit is set for trial on September 15, 2025. Final Judgment was entered November 12, 2025, awarding the plaintiff with $33,033,699 in damages, plus $1,847,659.71 in attorney’s fees, future appellate fees and post-judgment interest at 7.25% annually. SC filed its appeal to the Dallas Court of Appeals on February 10, 2026, and the Company is vigorously contesting this matter. The appeal is in its early stages, and it will likely take 12 to 18 months for the Dallas Court of Appeals to issue a ruling. The Company has accrued for this matter, and will continue to monitor the development of this legal issue.

On January 10, 2025, the U.S. Department of Commerce announced its preliminary affirmative determination in the antidumping duty investigation of Chinese producers that have sold low-speed personal transportation vehicle (“LSPTVs”). Kandi Hainan is one of the companies being investigated, The Company is preparing responses for the questionnaires from the U.S. International Trade Commission. On June 23 and August 7, 2025, the United States Department of Commerce and the United States International Trade Commission (“ITC”) determined that importations of LSPTVs from China are likely to undermine seriously the remedial effect of the antidumping duty order imposed on these articles. Consequently, both Department of Commerce and the ITC made a determination of “critical circumstances,” which requires 90-day retroactive application of the antidumping duty. On March 18, 2026, the Company submitted a motion for judgment on the agency record against ITC. This motion asks the CIT to rule in the Company’s favor as a matter of law because ITC’s critical circumstances determination is contrary to law and not supported by substantial evidence. On April 13, 2026, a motion for judgment on the agency record was filed, asking CIT to rule in Company’s favor as a matter of law because Commerce’s critical circumstances determination is contrary to law and not supported by substantial evidence. The Company believes there is a reasonable likelihood that the Court could remand one or both determinations for further consideration. However, the Court may also affirm the agencies’ determinations. The Company’s estimated exposure associated with these duties is $6,932,581.78 plus applicable interest, subject to final liquidation and any subsequent administrative or judicial proceedings. The Company has accrued for this matter, and will continue to monitor the development of this legal issue.

NOTE 23 - SEGMENT REPORTING

The Company has one operating segment. The Company’s revenue and long-lived assets are primarily derived from and located in China and U.S. The Company does not have manufacturing operations outside of China.

The following table sets forth disaggregation of revenue:

	Year Ended December 31
	2025	2024	2023
	Sales Revenue	Sales Revenue	Sales Revenue
Primary geographical markets
U.S. and other countries/areas	$64,226,506	$74,242,060	$93,979,363
China	23,213,475	53,327,553	29,619,869
Total	$87,439,981	$127,569,613	$123,599,232

Major products and services
EV parts	$10,547	$5,948	$5,807,973
EV products	51,398	2,286,093	1,214,786
Off-road vehicles and associated parts	82,848,291	116,556,517	106,983,891
Electric Scooters, Electric Self-Balancing Scooters and associated parts	1,362,903	1,351,331	683,952
Battery exchange equipment and battery exchange service	-	-	674,927
Lithium-ion cells	3,156,288	3,857,535	7,994,227
Commission income	-	3,512,189	239,476
Others	10,554	-	-
Total	$87,439,981	$127,569,613	$123,599,232

Timing of revenue recognition
Products transferred at a point in time	$87,439,981	$124,057,424	$123,359,756
Sales transactions completed at a point in time	-	3,512,189	239,476
Total	$87,439,981	$127,569,613	$123,599,232

NOTE 24 - SUBSEQUENT EVENT

On December 5, 2025, Kandi BVI entered into a share transfer agreement (the “Share Transfer Agreement”) with shareholders (“Sellers”) of Rawrr.

Pursuant to the Share Transfer Agreement, the Sellers agreed to sell, and the Company agreed to acquire the entire issued share capital of Rawrr (the “Acquisition”), at a consideration of $23.9 million, which is the fair value of Rawrr as valuated by an independent third party, payable in form of Ordinary Shares. On February 6, 2026, the Company issued 17.7 million Ordinary Shares, at a price of $1.35 per share, which is the average closing prices of Ordinary Shares on Nasdaq Stock Market during the ten (10) trading day period immediately preceding the agreed reference date, September 24, 2025. Kenny Hu, director and Chairman of the board of Rawrr, is son of Xiaoming Hu, a director of the Company and beneficial owner of 14,426,481 Ordinary Shares of the Company. Each of the audit committee of the Company and the board of directors has assessed and approved the Acquisition. The Acquisition was not closed as of December 31, 2025.